                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         AMERISOURCE HEALTH CORPORATION
             (Exact name of registrant as specified in its charter)

                             DELAWARE                                                         23-2546940
                 (State or other jurisdiction of                                           (I.R.S. Employer
                  incorporation or organization)                                        Identification Number)

                            ------------------------
                           300 CHESTER FIELD PARKWAY
                          MALVERN, PENNSYLVANIA 19355
                                 (610) 296-4480
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                            ------------------------
                           TERESA T. CICCOTELLI, ESQ.
                         AMERISOURCE HEALTH CORPORATION
                           300 CHESTER FIELD PARKWAY
                          MALVERN, PENNSYLVANIA 19355
                                 (610) 296-4480
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                                   Copies to:

                  CRAIG L. GODSHALL, ESQ.                                    JOHN J. SCHUSTER, ESQ.
                  DECHERT PRICE & RHOADS                                     CAHILL GORDON & REINDEL
                 4000 BELL ATLANTIC TOWER                                        80 PINE STREET
                     1717 ARCH STREET                                       NEW YORK, NEW YORK 10005
             PHILADELPHIA, PENNSYLVANIA 19103

                            ------------------------
   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------------
                                                                       PROPOSED            PROPOSED
                                                     AMOUNT             MAXIMUM            MAXIMUM
TITLE OF EACH CLASS OF                                TO BE         OFFERING PRICE        AGGREGATE           AMOUNT OF
SECURITIES TO BE REGISTERED                       REGISTERED(1)      PER SHARE(2)     OFFERING PRICE(2)   REGISTRATION FEE
- --------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value $0.01 per
  share(3).....................................      5,520,000          $37.50           $207,000,000        $70,666.01
- --------------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------------


(1) Includes 720,000 shares which may be purchased by the underwriters to cover over-allotments, if any.
(2) Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low sales prices for the Common Stock reported on the Nasdaq National Market on April 25, 1996.
(3) The shares of Class A Common Stock are not being registered for the purpose of sales outside the United States.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED APRIL 29, 1996

                                4,800,000 SHARES

                               [AMERISOURCE LOGO]

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)
                            ------------------------
     Of the 4,800,000 shares of Common Stock offered, 3,800,000 shares are being offered hereby in the United States and 1,000,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

     Of the 4,800,000 shares of Common Stock offered, 1,500,000 shares are being sold by the Company and 3,300,000 shares are being sold by the Selling Stockholders. See "Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.

     The Company intends to apply to list the Common Stock on the New York Stock
Exchange under the symbol "   ". Currently, the Common Stock is quoted on the
Nasdaq National Market under the symbol "ASHC". On April 25, 1996, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $37.50 per share. See "Price Range of Common Stock and Dividend Policy".

     SEE "RISK FACTORS" ON PAGE 9 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
               THIS PROSPECTUS. ANY REPRESENTATION TO THE
                     CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                   INITIAL PUBLIC   UNDERWRITING    PROCEEDS TO    PROCEEDS TO SELLING
                                   OFFERING PRICE   DISCOUNT(1)      COMPANY(2)       STOCKHOLDERS
                                  ---------------------------------------------------------------------
Per Share.........................        $              $               $                  $
Total (3).........................        $              $               $                  $

- ---------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $          payable by the Company.

(3) A Selling Stockholder has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 570,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, a Selling Stockholder has granted the International Underwriters a similar option with respect to an additional 150,000 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to Selling Stockholders will be
    $          , $          and $          , respectively. See "Underwriting".
                            ------------------------
     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on
or about May   , 1996, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
             DONALDSON, LUFKIN & JENRETTE
                SECURITIES CORPORATION
                            SMITH BARNEY INC.
                                   BEAR, STEARNS & CO. INC.
                                             WHEAT FIRST BUTCHER SINGER
                            ------------------------
                  The date of this Prospectus is May   , 1996.

                              [AMERISOURCE LOGO]

                       [INSERT MAP ON INSIDE FRONT COVER]

NORTHEAST REGION                WESTERN REGION
Harrisburg, PA                  Idaho Falls, ID
Springfield, MA                 Joplin, MO
Thorofare, NJ                   Minneapolis, MN
                                Phoenix, AZ
SOUTHERN REGION                 Portland, OR
Chattanooga, TN                 Sacramento, CA
Dallas, TX
Johnson City, TN                CENTRAL REGION                  SPECIALTY PRODUCTS FACILITIES
Lynchburg, VA                   Columbus, OH                    Baltimore, MD
Miami, FL                       Louisville, KY                  Columbus, OH
Orlando, FL                     Mishawaka, IN
Paducah, KY                     Toledo, OH

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and related notes thereto included elsewhere or incorporated by reference in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors." Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment options will not be exercised. The term "Common Stock" referred to in this Prospectus is the Class A Common Stock, $0.01 par value per share, Class B Common Stock, $0.01 par value per share, and Class C Common Stock, $0.01 par value per share, of AmeriSource Health Corporation ("AmeriSource" or the "Company"). Investors will be purchasing shares of Class A Common Stock, the Company's only class of voting stock. The Company conducts its business through wholly-owned subsidiaries. Unless otherwise indicated, all references in this Prospectus to the Company or AmeriSource shall mean the Company and its subsidiaries on a consolidated basis. All industry statistics in this Prospectus were obtained from data prepared or provided by the National Wholesale Druggists' Association, an independent market research company and other recognized industry sources.

                                  THE COMPANY

     AmeriSource is the fifth largest full-service wholesale distributor of pharmaceutical products and related health care services in the United States. The Company serves its customers nationwide through 20 drug distribution facilities and two specialty products distribution facilities. AmeriSource is typically the primary source of supply to its customers and offers a broad range of services designed to enhance the operating efficiencies and competitive position of its customers and suppliers. The Company benefits from a diverse customer base that includes hospitals and managed care facilities (45%), independent community pharmacies including retail drug stores, nursing homes and clinics (36%), and chain drug stores including pharmacy departments of supermarkets and mass merchandisers (19%).

     Over the past five years, AmeriSource has significantly expanded its national presence as a leading, innovative wholesale distributor, and has achieved significant growth in revenues and adjusted operating income (as defined herein). The Company's revenues have increased from $2.5 billion in the fiscal year ended September 30, 1990 to $4.7 billion in the fiscal year ended September 30, 1995, a compound annual growth rate of 13.5%, while adjusted operating income increased from $43.8 million in fiscal 1990 to $98.0 million in fiscal 1995, a compound annual growth rate of 17.5%. The Company's growth is primarily the result of market share gains in existing markets, geographic expansion, and overall industry growth. The Company believes it is well-positioned to continue its revenue growth and increase operating income through the execution of the following key elements of its business strategy:

     - Expansion into New Geographic Markets. Since October 1993, the Company has opened six new distribution facilities and has acquired two others. These openings and acquisitions have substantially increased its geographic coverage and its access to potential markets. In October 1993, the Company opened a facility in Dallas, Texas, and in November 1994, the Company opened two additional facilities in Portland, Oregon and Springfield, Massachusetts. The Company opened facilities in Sacramento, California, Phoenix, Arizona, and Orlando, Florida in June, October, and December 1995, respectively. While each of these new facilities began operations with an existing customer base in its regional marketplace, the Company believes there is substantial opportunity to grow these operations. The Company has also sought to expand geographically by making selective acquisitions. In July 1995, the Company acquired Newbro Drug Company, a regional wholesale pharmaceutical distributor based in Idaho Falls, Idaho, and in February 1996, the Company acquired Gulf Distribution Inc., a regional wholesale pharmaceutical distributor based in Miami, Florida. Prior to the Acquisition (as defined herein) in 1988, AmeriSource's management team completed 18 acquisitions over a 10-year period. The Company believes that as industry consolidation pressures continue, additional opportunities may arise to selectively acquire local and regional drug wholesale companies facilitating expansion into new geographic areas and enhancement of its competitive position in existing markets.

     - Increasing Market Share in Existing Markets. The Company believes that it is well positioned to continue to grow in its existing markets by: (i) providing superior distribution services and specialty value-added programs that reduce its customers' and suppliers' cost of operations;
       (ii) maintaining its low cost operating structure to ensure that the Company's services are priced competitively in the marketplace; (iii) continuing to focus on the higher growth hospital and managed care market segment through the use of dedicated facilities and advanced information systems; and (iv) maintaining its decentralized operating structure to respond to customers' needs more quickly and efficiently and to ensure the continued development of local and regional management talent. These factors have allowed AmeriSource to compete effectively in the marketplace, generate above industry average sales growth over the last four years, and develop new customers, such as the federal government.

     - Continuing Growth of Specialty Services. AmeriSource works closely with both customers and suppliers to develop an extensive range of specialty services. In addition to enhancing the Company's growth and profitability, these services assist customers and suppliers in maintaining and improving their market positions and strengthen the Company's overall role in the health care distribution channel. These services include:

        -- ECHO(TM), the Company's proprietary software system, provides sophisticated ordering and inventory management assistance to its hospital and retail customers. In fiscal 1995, the Company acquired LDS Liberty Drug Systems, a software developer based in Greensboro, North Carolina. The technology acquired with this acquisition is being combined with the ECHO(TM) systems to provide customers with a complete system for tracking usage, reordering products, and managing records. Since the introduction of ECHO(TM) in early fiscal 1991, the Company has installed approximately 3,100 systems nationwide and believes that its installed base of systems is one of the largest in the wholesale drug industry.

        -- Family Pharmacy(R) enables small chain and independent community pharmacies to compete more effectively by providing innovative marketing and merchandising programs and enhancing access to pharmaceutical benefit programs of large health care provider groups. Family Pharmacy(R) has grown dramatically in recent years, and as of March 31, 1996 its 2,133 member-stores would in effect constitute one of the largest drugstore chains in the United States.

        -- Income Rx(R) provides an integral value-added service to hospital and retail pharmacist customers by continually reviewing the marketplace for generic pharmaceutical products that offer the best price, quality, and availability.

        -- American Health Packaging(SM) repackages pharmaceuticals from bulk quantities into smaller units of use and unit dose measurements thereby providing both hospital and retail customers with lower product, inventory, and dispensing (labor) costs. The Company recently expanded its packaging capacity with the opening of a new 53,000 square foot state-of-the-art packaging facility in Columbus, Ohio. In recent months, the Company has begun packaging pharmaceutical product for other drug wholesale distributors, in addition to marketing products directly through its Income RePax(R) program.

        -- Health Services Plus distributes oncology and other specialty products to clinics and physician groups on a national basis. Rita Ann Distributors markets cosmetics and fragrances to chain drugstores and other retail customers.

     - Maintaining Low Cost Operating Structure. AmeriSource has the lowest operating cost structure among its four major national competitors. Over the past five years, the Company has reduced its selling and administrative expenses and depreciation as a percentage of revenues from 4.78% in fiscal 1990 to 3.61% in fiscal 1995. The Company continues to achieve productivity and operating income gains from continued investments in advanced management information systems, warehouse automation technology, and from operating leverage due to above industry average volume per facility. In fiscal 1995, the Company's average revenue per pharmaceutical distribution facility was $258 million compared to a calendar 1994 industry average of approximately $213 million.

     The wholesale drug industry in the United States continues to experience significant growth. Industry sales grew from $30 billion in 1990 to an estimated $57 billion in 1995, a compound annual growth rate of 13.7%. Factors contributing to this growth include an aging population, new product introductions, the increased use of outpatient drug therapies, a higher concentration of distribution through wholesalers by both manufacturers and customers, and rising pharmaceutical prices. In response to rising health care costs, governmental and private payors have adopted cost containment measures that encourage the use of efficient drug therapies to prevent or treat diseases instead of expensive prolonged hospital stays and surgical procedures. In addition, drug wholesalers offer their customers and suppliers more efficient distribution and inventory management. As a result, from 1980 to 1995, the percentage of total pharmaceutical sales through wholesale drug distributors increased from approximately 46% to approximately 61%. At the same time that sales through the wholesale drug industry have grown, the number of pharmaceutical wholesalers in the United States has decreased from 139 at the end of 1980 to approximately 48 as of December 31, 1995. Industry analysts expect this consolidation trend to continue, with the industry's largest companies increasing their percentage of total industry sales. In 1995, the five largest wholesale pharmaceutical distributors accounted for approximately 76% of industry sales by pharmaceutical wholesalers.

     The Company was formed to acquire Alco Health Services Corporation, a public company listed on Nasdaq, in 1988 through a leveraged buy-out (the "Acquisition"). The Company changed its name from Alco Health Distribution Corporation to AmeriSource Distribution Company on July 15, 1994, and subsequently to AmeriSource Health Corporation on March 30, 1995. In connection with the Acquisition, the Company incurred approximately $545 million of indebtedness, with a resulting high level of interest expense. Since the Acquisition, the Company has refinanced all such indebtedness at substantially lower interest rates. See "Risk Factors" and "Capitalization."

     The address of the principal executive office of the Company is 300 Chester Field Parkway, Malvern, Pennsylvania 19355, and its telephone number is (610) 296-4480.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data and other operating data of the Company for each of the five years in the period ended September 30, 1995 and for the interim six-month periods ended March 31, 1996 and 1995. The summary financial data should be read in conjunction with "Use of Proceeds," "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma financial statements and related notes thereto, and the audited and unaudited consolidated financial statements and related notes thereto included elsewhere or incorporated by reference in this Prospectus. Historical Statement of Operations Data, Earnings (Loss) Per Share, and Balance Sheet Data for each of the five years in the period ended September 30, 1995 have been derived from audited financial statements. Historical financial information for the interim six-month periods ended March 31, 1996 and 1995 has been derived from unaudited financial statements; however, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information have been included. The interim results of operations may not be indicative of the results for the full fiscal year or for any other interim period.

                                                                                                    SIX MONTHS ENDED
                                               FISCAL YEAR ENDED SEPTEMBER 30,                          MARCH 31,
                                --------------------------------------------------------------   -----------------------
                                   1991         1992         1993       1994(1)        1995         1995         1996
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                    (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues....................  $2,743,828   $3,237,708   $3,658,871   $4,182,193   $4,668,948   $2,307,131   $2,644,569
  Gross profit................     178,769      199,723      209,438      235,191      266,355      128,875      147,883
  Operating expenses(2).......     120,921      131,080      136,147      149,137      168,343       81,490       96,093
  Operating income (loss).....      45,887       60,850       65,601     (101,992)      97,835       47,305       51,674
  Interest expense............      72,208       71,025       66,696       62,611       52,288       31,989       19,002
  Income (loss) before
    extraordinary items and
    cumulative effect of
    accounting changes in
    1994......................     (23,319)     (12,824)      (7,474)    (172,417)      28,218        7,559       18,950
  Net income (loss)...........     (23,319)      (6,476)     (18,618)    (207,671)      10,181       (4,316)      18,950
EARNINGS (LOSS) PER SHARE
  (FULLY DILUTED):
  Income (loss) per share
    before extraordinary items
    and cumulative effect of
    accounting changes in
    1994......................  $    (1.58)  $    (0.87)  $    (0.51)  $   (11.69)  $     1.53   $     0.51   $     0.84
  Net income (loss) per
    share.....................  $    (1.58)  $    (0.44)  $    (1.26)  $   (14.08)  $     0.55   $    (0.29)  $     0.84
  Weighted average common
    shares outstanding (fully
    diluted)..................      14,750       14,750       14,750       14,750       18,396       14,765       22,504
PRO FORMA DATA(3):
  Operating income............                                                      $   97,835   $   47,305   $   51,674
  Interest expense............                                                      $   37,442   $   19,809   $   17,200
  Income before extraordinary
    items.....................                                                      $   37,452   $   15,259   $   20,022
  Income per share before
    extraordinary items (fully
    diluted)(4),(5)...........                                                      $     1.58   $     0.64   $     0.83
  Weighted average common
    shares outstanding (fully
    diluted)..................                                                          23,772       23,702       24,004

                                                                                                    SIX MONTHS ENDED
                                               FISCAL YEAR ENDED SEPTEMBER 30,                          MARCH 31,
                                --------------------------------------------------------------   -----------------------
                                   1991         1992         1993       1994(1)        1995         1995         1996
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                    (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OTHER OPERATING DATA:
  Gross profit as a % of
    revenues..................       6.52%        6.17%        5.72%        5.62%        5.70%        5.59%        5.59%
  Adjusted operating
    income(6).................  $   57,848   $   68,643   $   73,291   $   86,054   $   98,012   $   47,385   $   51,790
  Adjusted operating income as
    a % of revenues...........       2.11%        2.12%        2.00%        2.06%        2.10%        2.05%        1.96%
  Return on committed
    capital(7)................       23.6%        23.3%        26.0%        24.8%        25.0%        24.9%        25.0%
  Number of Rx distribution
    facilities at end of
    period....................          18           17           15           14           18           15           20
  Average revenue per Rx
    distribution facility.....  $  151,539   $  189,718   $  242,966   $  297,136   $  257,783           --           --

                                                                                              AT MARCH 31, 1996
                                                                                        -----------------------------
                                                                                                             AS
                                                                                          ACTUAL        ADJUSTED(8)
                                                                                        ----------     --------------
                                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Current assets......................................................................  $1,004,596       $1,004,596
  Working capital.....................................................................     319,455          319,455
  Total assets........................................................................   1,083,132        1,083,132
  Long-term debt......................................................................     500,850          447,991
  Stockholders' equity (deficit)......................................................    (110,377)         (57,518)

- ---------------
(1) Includes the effect of the $179.8 million write-off of the excess of cost over net assets acquired ("goodwill"), the cumulative effect of accounting changes for income taxes of $33.4 million and post-retirement benefits other than pensions of $1.2 million.

(2) Represents selling and administrative expenses and depreciation, and excludes amortization and unusual items.

(3) The pro forma data represents the historical data for the fiscal year ended September 30, 1995 and the six months ended March 31, 1996 and 1995 adjusted to give effect to the Offering, the refinancing transactions completed in December 1994, the issuance of shares and use of proceeds from the initial public offering of the Company's Common Stock in April 1995, and the option exercises which occurred in April 1995, as if each transaction had occurred on October 1, 1994. See "Use of Proceeds" and the unaudited pro forma financial statements and related notes thereto included elsewhere in this Prospectus.

(4) Assuming the current 1996 effective tax rate of 42%, pro forma income per share before extraordinary items on a fully diluted basis would be $1.47 for the fiscal year ended September 30, 1995.

(5) The $52,859 proceeds from the 1996 Offering are assumed to be used to repay borrowings under the Credit Agreement. If the proceeds were assumed to be used to purchase and retire Senior Debentures at the current market price, plus sales commissions and accrued interest, income per share before extraordinary items on a fully diluted basis would be $1.61, $0.66, and $0.86 for the year ended September 30, 1995 and the six months ended March 31, 1995 and 1996, respectively. There can be no assurances that the Company will be able to purchase the Senior Debentures at the current market price.

(6) Adjusted operating income is defined as operating income plus amortization of intangibles for each period, plus a $5.5 million stock option compensation charge in fiscal 1991, a $2.2 million non-recurring charge primarily relating to facility consolidation costs in each of fiscal 1992 and fiscal 1993, a $4.1 million environmental remediation charge in fiscal 1994, and the $179.8 million write-off of goodwill in fiscal 1994. Adjusted operating income is not an alternative to operating income or cash flows (as determined under generally accepted accounting principles) as an indicator of operating and cash flow performance and should be read in conjunction with the Selected Consolidated Financial Data and the Company's audited and unaudited consolidated financial statements and related notes thereto included elsewhere or incorporated by reference in this Prospectus. The Company believes adjusted operating income provides investors with an evaluation of the Company's historical results of operations on a comparable basis, since the unusual items noted above were incurred in some historical periods, but not in others. The presentation of adjusted operating income should not be interpreted to suggest that the Company will not incur similar unusual items in the future.

(7) Adjusted operating income divided by rolling 12 month average balances of major working capital accounts (cash, accounts receivable, inventory, and accounts payable) and property and equipment(net).

(8) Represents the historical data as of March 31, 1996 adjusted to give effect to the Offering as if it occurred on March 31, 1996, and assuming the sale in the Offering of 1,500,000 shares of Common Stock offered by the Company at an initial public offering price of $37.50 per share (based on the last reported sale price for the Common Stock on the Nasdaq National Market on April 25, 1996), after deducting estimated underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds," "Capitalization," and the unaudited pro forma financial statements and related notes thereto included elsewhere in this Prospectus.

                                  THE OFFERING

                                                                  SELLING
                                                COMPANY      STOCKHOLDERS(1)(2)       TOTAL
                                               ----------    ------------------     ----------
Common Stock offered by:
  U.S. Offering (number of shares)...........   1,200,000         2,600,000          3,800,000
  International Offering (number of
     shares).................................     300,000           700,000          1,000,000
                                                ---------         ---------          ---------
          TOTAL..............................   1,500,000         3,300,000          4,800,000
Common Stock to be outstanding after the
  Offering(3)................................   23,670,686 shares
Use of Proceeds(2)...........................   To repay or repurchase certain long-term
                                                indebtedness and for general corporate
                                                purposes, including working capital. See "Use
                                                of Proceeds."
Nasdaq National Market Symbol(4).............   ASHC

- ---------------
(1) Does not include up to 720,000 shares of Common Stock that may be sold by a Selling Stockholder pursuant to the over-allotment options granted to the Underwriters. See "Underwriting."

(2) The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Selling Stockholders."

(3) Based on shares outstanding as of March 31, 1996. Does not include up to 1,186,500 shares of Common Stock that may be issued upon the exercise of outstanding options granted under the Company's employee and director stock option plans. Also does not include 32,036 shares of Common Stock reserved for issuance upon exercise of options available for future grant under the Company's employee and director stock option plans. The Company expects, subject to stockholder approval, to amend its current stock option plans to increase the number of shares that may be issued under such plans.

(4) The Company intends to apply to list the Common Stock on the New York Stock
    Exchange under the symbol "     ."

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered by prospective investors.
                            ------------------------
     Family Pharmacy(R), Income Rx(R), and Income RePax(R) are registered trademarks, ECHO(TM) is a trademark, and American Health PackagingSM is a service mark of the Company.

     This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy the shares of Common Stock in any jurisdiction in which such offer or solicitation is unlawful. There are restrictions on the offer and sale of the shares of Common Stock in the United Kingdom. All applicable provisions of the Financial Services Act 1986 and the Companies Act 1985 with respect to anything done by any person in relation to the shares of Common Stock in, from, or otherwise involving the United Kingdom must be complied with. See "Underwriting."

     In this Prospectus, reference to "dollars," "U.S. $" and "$" are United States dollars.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should consider carefully the specific risk factors set forth below as well as the other information set forth elsewhere and incorporated by reference in this Prospectus. Certain information set forth elsewhere or incorporated by reference herein contains forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Certain factors as discussed herein could cause actual results to differ materially from those in the forward-looking statements.

FINANCIAL LEVERAGE

     In connection with the Acquisition, the Company incurred approximately $545 million of indebtedness, with a resulting high level of interest expense. Since the Acquisition, the Company has refinanced all its indebtedness at substantially lower interest rates. As of March 31, 1996, the Company's aggregate long-term indebtedness was $501 million and its stockholders' deficit was $110 million. After giving effect to the Offering, on a pro forma basis as of March 31, 1996, the Company's aggregate long-term indebtedness would have been approximately $448 million. Although the application of the proceeds of the Offering will reduce the Company's indebtedness, the terms of the Company's financing agreements contain numerous financial and operating covenants and prohibitions, including requirements that the Company satisfy certain financial ratios and maintain certain specified levels of net worth. In addition, the Company is more highly leveraged than certain of its competitors, which may place the Company at a competitive disadvantage, and certain of the Company's borrowings are at a floating rate of interest, which causes the Company to be more vulnerable to increases in interest rates. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The wholesale distribution of pharmaceuticals, health and beauty aids, and other healthcare products is highly competitive. The Company competes with numerous national and regional distributors, some of which are larger and have substantially greater financial resources than the Company. The Company's national competitors include Bergen Brunswig Corporation, Cardinal Health, Inc., FoxMeyer Health Corporation, and McKesson Corporation. In addition, the Company competes with local distributors, direct-selling manufacturers, and other specialty distributors. Competitive factors include price, service and delivery, credit terms, breadth of product line, customer support, and marketing programs. In part due to competitive pressures, the Company's gross profit margins have declined from 6.52% in fiscal 1991 to 5.70% in fiscal 1995. There can be no assurance that the Company will not encounter increased competition in the future that could adversely affect the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on its senior and regional management, the loss of certain of whom could adversely affect the Company. No member of the Company's management is currently subject to an employment contract. There can be no assurance that, over time, the Company will be able to retain all of its senior and regional managers.

EXPANSION THROUGH ACQUISITIONS

     The Company intends to expand into new and contiguous geographic markets and to expand its market share in existing markets, in part through selected acquisitions of drug wholesalers. Since the initial public offering of the Company's Common Stock on April 4, 1995, the Company has acquired the capital stock of Gulf Distribution Inc. and substantially all of the assets of Newbro Drug

Company, regional wholesale pharmaceutical distributors based in Miami, Florida and Idaho Falls, Idaho, respectively. There can be no assurance that additional suitable acquisition candidates will be identified in the future, that acquisitions can be consummated on acceptable terms or that any acquired companies can be integrated successfully into the Company's operations. No substantive acquisition negotiations by the Company are currently pending, and the Company currently has no commitments, understandings or arrangements with respect to any specific acquisition. In addition, the Amended and Restated Credit Agreement dated December 13, 1994 among the Company and its senior lenders providing for the Company's $380 million revolving credit facility (the "Credit Agreement") contains restrictions on the Company's ability to make acquisitions.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock. VPI and certain holders of Common Stock (collectively, the "Registration Rights Holders") were granted piggyback registration rights with respect to the Common Stock when they purchased their shares. After the Offering, of the 23,670,686 shares of Common Stock outstanding, an aggregate of approximately 7.0 million shares of Common Stock owned by the Registration Rights Holders will be entitled to piggyback registration rights. In addition, VPI, which will hold in the aggregate approximately 6.7 million shares of Common Stock after the Offering, has been granted demand rights to require the registration of its shares. In addition, VPI and certain executive officers and directors of the Company which will hold in the aggregate approximately 7.8 million shares of Common Stock after the Offering have agreed, except as described below, not to file, or to cause the Company to file, a registration statement with respect to, enter into any agreement providing for, or effect any public sale, public distribution or other public disposition of shares of capital stock of the Company for a period of 90 days following the closing date of the Offering, without the prior written consent of the Underwriters. The Underwriters have agreed that Messrs. McNamara, Flowers, Hilzinger and Yost may sell up to 150,000, 32,000, 25,000 and 35,000 shares, respectively, after 30 days following the date of the Prospectus. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,500,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $52.9 million at a public offering price of $37.50 per share (based on the last reported sale price for the Common Stock on the Nasdaq National Market on April 25, 1996) and after deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

     The Company intends to utilize the net proceeds from the Offering to reduce its long-term indebtedness. The Company will use the net proceeds initially to reduce indebtedness incurred under the Credit Agreement. Subject to market conditions, the Company may use the net proceeds to repurchase some or all of the outstanding 11 1/4% Senior Debentures due 2005 (the "Senior Debentures") through open market purchases, private transactions, or by tender offer. The Senior Debentures mature on August 1, 2005, and are first redeemable on July 15, 1998 at a price of 105.62% of the aggregate principal amount thereof plus accrued and unpaid interest thereon.

     As of April 25, 1996, $195 million was outstanding under the Credit Agreement. Borrowings under the Credit Agreement mature on January 3, 2000 and currently accrue interest at the rate of approximately 6.7% per annum. Amounts will be drawn under the Credit Agreement for general corporate purposes, including working capital.

     The pro forma capitalization table set forth herein (see "Capitalization") reflects the Company's expectation that all of the net proceeds of the Offering will initially be applied to repay a portion of the indebtedness outstanding under the Credit Agreement.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock has been traded in the over-the-counter market and quoted on the Nasdaq National Market under the symbol ASHC since April 4, 1995. Prior to that there was no public market for the Common Stock. The Company intends to apply to list the Common Stock on the New York Stock Exchange under
the symbol "     ." The following table sets forth the high and low closing sale prices of the Common Stock as reported on the Nasdaq National Market for the periods indicated.

                                                                                 HIGH       LOW
                                                                               -------    -------
YEAR ENDED SEPTEMBER 30, 1995
  Third Quarter (April 4 through June 30)....................................  $24  1/2   $20 3/4
  Fourth Quarter.............................................................   27  3/4    19 3/4
YEAR ENDED SEPTEMBER 30, 1996
  First Quarter..............................................................  $34  1/4   $25 1/4
  Second Quarter.............................................................   34         28
  Third Quarter (through April 25)...........................................   37  1/2    32 1/2

     See the cover page of this Prospectus for a recent last reported sale price for the Common Stock on the Nasdaq National Market. As of March 31, 1996, the Common Stock was held by approximately 2,700 stockholders of record or through nominee or street name accounts with brokers.

     Payment of dividends is within the discretion of the Company's Board of Directors and will depend, among other factors, upon the Company's earnings, financial condition and capital requirements, and the terms of the Company's financing agreements. The Company plans to retain future earnings for use in the business and, accordingly, the Company does not anticipate paying dividends in the foreseeable future. The Company has not paid any cash dividends to its stockholders. Moreover, the terms of the Credit Agreement restrict the ability of the Company to make dividend payments unless certain financial tests are met.

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of the Company as of March 31, 1996 on an actual basis and as adjusted to reflect the sale in the Offering of 1,500,000 shares of Common Stock offered by the Company at an initial public offering price of $37.50 per share (based on the last reported sale price for the Common Stock on the Nasdaq National Market on April 25,
1996), and after deduction of estimated underwriting discounts and estimated offering expenses payable by the Company. This table should be read in conjunction with the audited and unaudited consolidated financial statements of the Company and related notes thereto, the unaudited pro forma financial statements and related notes thereto, and "Use of Proceeds" included elsewhere or incorporated by reference in this Prospectus.

                                                                         MARCH 31, 1996
                                                                  ----------------------------
                                                                   ACTUAL       AS ADJUSTED(1)
                                                                  ---------     --------------
                                                                     (DOLLARS IN THOUSANDS)
Long-term debt:
  Revolving credit facility.....................................  $ 215,000       $  162,141
  Receivables securitization financing(2).......................    209,860          209,860
  11 1/4% Senior Debentures(3)..................................     74,293           74,293
  Other debt....................................................      1,697            1,697
                                                                  ---------        ---------
          Total long-term debt..................................  $ 500,850       $  447,991
Stockholders' equity (deficit):
  Common stock, $0.01 par value per share:
     Class A (voting and convertible): 50,000,000 shares
       authorized; 12,346,288 shares issued, 17,146,288 as
       adjusted ................................................  $     124       $      172
     Class B (non-voting and convertible): 15,000,000 shares
       authorized; 12,846,041 shares issued, 9,546,041 as
       adjusted.................................................        128               95
     Class C (non-voting and convertible): 2,000,000 shares
       authorized; 279,439 shares issued, as adjusted...........          3                3
  Capital in excess of par value................................    171,441          224,285
  Retained earnings (deficit)...................................   (275,853)        (275,853)
  Cost of common stock in treasury(4)...........................     (6,220)          (6,220)
                                                                  ---------        ---------
     Total stockholders' equity (deficit).......................  $(110,377)      $  (57,518)
                                                                  ---------        ---------
          Total capitalization..................................  $ 390,473       $  390,473
                                                                  =========        =========

- ---------------
(1) Adjusted to reflect the Offering. Assumes the application of $52.9 million of the net proceeds from the Offering to repay borrowings under the Credit Agreement.

(2) Comprises the Certificates (as defined herein) outstanding under the Receivables Program (as defined herein), which represent fractional undivided interests in the Receivables (as defined herein) and other assets of the master trust, and do not otherwise represent recourse obligations of the Company.

(3) In April 1996, the Company repurchased an aggregate principal amount of approximately $27 million of 11 1/4% Senior Debentures in the open market. Subject to market conditions, the Company may use the net proceeds of the Offering to repurchase some or all of the remaining outstanding Senior Debentures through open market purchases, private transactions, or by tender offer.

(4) Includes 351,082 shares of Class A and 2,950,000 shares of Class B Common Stock, respectively.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data and other operating data of the Company. The statement of operations data and balance sheet data are derived from the audited and unaudited consolidated financial statements of the Company. The selected consolidated financial and operating data for the interim six-month periods ended March 31, 1996 and 1995 are unaudited; however, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information have been included. The interim results of operations may not be indicative of the results for the full fiscal year or for any other interim period. The selected consolidated financial data should be read in conjunction with the audited and unaudited consolidated financial statements and related notes thereto and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere or incorporated by reference in this Prospectus.

                                                                                                             SIX MONTHS ENDED
                                                        FISCAL YEAR ENDED SEPTEMBER 30,                          MARCH 31,
                                         --------------------------------------------------------------   -----------------------
                                            1991         1992         1993       1994(1)        1995         1995         1996
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues.............................  $2,743,828   $3,237,708   $3,658,871   $4,182,193   $4,668,948   $2,307,131   $2,644,569
  Gross profit.........................     178,769      199,723      209,438      235,191      266,355      128,875      147,883
  Operating expenses(2)................     120,921      131,080      136,147      149,137      168,343       81,490       96,093
  Operating income (loss)..............      45,887       60,850       65,601     (101,992)      97,835       47,305       51,674
  Interest expense.....................      72,208       71,025       66,696       62,611       52,288       31,989       19,002
  Income (loss) before extraordinary
    items and cumulative effect of
    accounting changes in 1994.........     (23,319)     (12,824)      (7,474)    (172,417)      28,218        7,559       18,950
  Net income (loss)....................     (23,319)      (6,476)     (18,618)    (207,671)      10,181       (4,316)      18,950
EARNINGS (LOSS) PER SHARE (FULLY
  DILUTED):
  Income (loss) per share before
    extraordinary items and cumulative
    effect of accounting changes in
    1994...............................  $    (1.58)  $    (0.87)  $    (0.51)  $   (11.69)  $     1.53   $     0.51   $     0.84
  Net income (loss) per share..........  $    (1.58)  $    (0.44)  $    (1.26)  $   (14.08)  $     0.55   $    (0.29)  $     0.84
  Weighted average common shares
    outstanding (fully diluted)........      14,750       14,750       14,750       14,750       18,396       14,765       22,504
OTHER OPERATING DATA:
  Adjusted operating income(3).........  $   57,848   $   68,643   $   73,291   $   86,054   $   98,012   $   47,385   $   51,790
  Adjusted operating income as a % of
    revenues...........................       2.11%        2.12%        2.00%        2.06%        2.10%        2.05%        1.96%
  Number of Rx distribution facilities
    at end of period...................          18           17           15           14           18           15           20
  Average revenue per Rx distribution
    facility...........................  $  151,539   $  189,718   $  242,966   $  297,136   $  257,783           --           --

                                                                AT SEPTEMBER 30,                               AT MARCH 31,
                                         --------------------------------------------------------------   -----------------------
                                            1991         1992         1993         1994         1995         1995         1996
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                          (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents and
    restricted cash....................  $   33,796   $   13,806   $   27,136   $   25,311   $   46,809   $   63,097   $   69,935
  Accounts receivable -- net...........     221,383      249,070      251,999      272,281      318,652      286,474      340,272
  Merchandise inventories..............     270,977      336,025      346,371      351,676      404,522      424,121      590,675
  Property and equipment -- net........      36,203       38,105       36,106       41,182       45,244       42,073       50,553
  Total assets.........................  $  783,145   $  848,474   $  867,944   $  711,644   $  838,673   $  840,339   $1,083,132
  Accounts payable.....................  $  254,013   $  308,097   $  379,826   $  449,991   $  462,804   $  424,231   $  609,607
  Long-term debt.......................     570,939      587,983      549,220      487,575      435,764      645,209      500,850
  Stockholders' equity.................     (68,271)     (74,747)     (93,040)    (300,726)    (135,724)    (306,198)    (110,377)
  Total liabilities and stockholders'
    equity.............................  $  783,145   $  848,474   $  867,944   $  711,644   $  838,673   $  840,339   $1,083,132

- ---------------
(1) Includes the effect of: the $179.8 million write-off of the excess of cost over net assets acquired ("goodwill"), the cumulative effect of accounting changes for income taxes of $33.4 million and post-retirement benefits other than pensions of $1.2 million.

(2) Represents selling and administrative expenses and depreciation, and excludes amortization and unusual items.

(3) Adjusted operating income is defined as operating income plus amortization of intangibles for each period, plus a $5.5 million stock option compensation charge in fiscal 1991, a $2.2 million non-recurring charge primarily relating to facility consolidation costs in each of fiscal 1992 and fiscal 1993, a $4.1 million environmental remediation charge in fiscal 1994, and the $179.8 million write-off of goodwill in fiscal 1994. Adjusted operating income is not an alternative to operating income or cash flows (as determined under generally accepted accounting principles) as an indicator of operating and cash flow performance and should be read in conjunction with the Company's audited and unaudited consolidated financial statements and related notes thereto incorporated by reference in this Prospectus. The Company believes adjusted operating income provides investors with an evaluation of the Company's historical results of operations on a comparable basis, since the unusual items noted above were incurred in some historical periods, but not in others. The presentation of adjusted operating income should not be interpreted to suggest that the Company will not incur similar unusual items in the future.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Certain information set forth or incorporated by reference herein contains forward-looking statements as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. Certain factors as discussed in "Risk Factors" could cause actual results to differ materially from those in the forward-looking statements.

     The following discussion should be read in conjunction with the Company's audited consolidated financial statements and related notes thereto incorporated by reference in this Prospectus.

RESULTS OF OPERATIONS

SIX MONTHS ENDED MARCH 31, 1996 COMPARED WITH SIX MONTHS ENDED MARCH 31, 1995

     For the six months ended March 31, 1996, revenues were $2.6 billion, an increase of $337.4 million or 15% compared to the prior year. The year-to-year revenue gains reflect increases across all customer groups, the impact of the Company's expansion into new geographic markets, especially in the western and northeastern United States, and price increases. Revenues of the Company's western region increased by 43% in the first six months of fiscal 1996. The acquisitions of Newbro Drug Company in July 1995 and Gulf Distribution Inc. in February 1996 accounted for 2% of the 15% increase in revenues for the first six months of fiscal 1996. During the six months ended March 31, 1996, sales to hospitals increased 5%, sales to independent drug store customers increased 24%, and sales to the chain drug store customer group increased 21%, as compared with the prior fiscal year. During the six months ended March 31, 1996 sales to hospitals accounted for 43% of total revenues, while sales to independent drug stores accounted for 37% and sales to chain drug stores 20% of the total.

     Gross profit of $147.9 million in the first six months of fiscal 1996 increased by 14.8% over 1995 due to the increase in revenues and gross profit margin expansion. As a percentage of revenues, the gross profit margin in the second fiscal quarter of fiscal 1996 was 5.74% as compared to 5.57% in the prior year. For the six months ended March 31, 1996, the gross margin percentage of 5.59% was unchanged from the prior year. The increase in gross profit margin percentage from the prior year second quarter was due to increased sales of higher margin generic drugs, the continued introduction of new marketing programs with manufacturers, the growth of higher margin specialty businesses such as pharmaceutical repackaging, and an increase in inventory investment buying activity, offset in part by a decline in selling margin due to continuing price competition throughout the industry.

     For the first six months of fiscal 1996, operating expenses increased $14.6 million or 18% compared to the prior year and represented 3.64% of revenues versus 3.54% of revenues in the prior year. The increase as a percentage of revenue in fiscal 1996 is primarily due to the cost of opening new distribution facilities in Orlando, Florida, and Phoenix, Arizona, integration costs related to Newbro Drug Company and Gulf Distribution Inc., above average growth of the higher cost to service independent drug store segment, and the cost of developing new value added marketing programs. These costs have been offset in part by continued economies of scale at the Company's established locations.

     Operating income of $27.3 million in the second quarter of fiscal 1996 increased by 8% over the prior year. For the six months ended March 31, 1996 operating income increased by $4.4 million or 9% compared to the prior year. As a percentage of revenues, the Company's operating margin declined to 1.95% in fiscal 1996 from 2.05% in fiscal 1995 due to the increase in expenses discussed above. The Company is evaluating its distribution network to identify opportunities for increased efficiencies and cost reduction necessary to maintain and grow its operating margin.

     For the six month period ended March 31, 1996 interest expense declined by $13.0 million or 41% versus the prior year six month period. The decrease was due to the redemption, in January

1995 of the $166.1 million of 14 1/2% senior subordinated notes, the redemption, in May 1995, of $74.3 million of 11 1/4% senior debentures, and lower average borrowing rates due to the implementation of the receivables securitization financing in December 1994 and reductions in the borrowing rates of the Company's revolving credit facility which was amended in December 1994. Average borrowings during the quarter ended March 31, 1996 were $522 million as compared to average borrowings of $673 million in the prior year second quarter. For the six months ended March 31, 1996, average borrowings were $486 million versus average borrowings of $623 million in the prior year.

     The income tax provisions for the six months ended March 31, 1996 were computed based on an estimate of the full year effective tax rate. The extraordinary charge in fiscal 1995 of $15.6 million, net of a tax benefit of $3.7 million, relates to the amendment of the revolving credit facility and the redemption of the 14 1/2% senior subordinated notes and the consequent write-off of unamortized financing fees and redemption premiums paid in the prior year.

YEAR ENDED SEPTEMBER 30, 1995 COMPARED WITH YEAR ENDED SEPTEMBER 30, 1994

     Revenues of $4.7 billion for the fiscal year ended September 30, 1995 represented an increase of 11.6% over the $4.2 billion in revenues for the fiscal year ended September 30, 1994. The year-to-year revenue gains reflect increases across all customer groups, the impact of the Company's expansion into new geographic markets, especially in the northeastern and western United States, and price increases. During the fiscal year ended September 30, 1995, sales to hospitals increased 11%, sales to independent drug store customers increased 13%, and sales to the chain drug store customer group increased 11%, as compared with the prior fiscal year. During the twelve months ended September 30, 1995, sales to hospitals, independent drug stores and chain drug stores accounted for 47%, 35% and 18%, respectively, of total revenues.

     Gross profit of $266.4 million for fiscal 1995 increased by 13.3% over fiscal 1994, primarily due to the increase in revenues. As a percentage of revenues, the Company's gross profit margin expanded to 5.70% from 5.62% in fiscal 1994. The gross profit margin improvement was a result of increased sales of higher margin generic drugs, the continued introduction of new marketing programs with manufacturers, and growth of higher margin specialty businesses, such as pharmaceutical packaging. Increased purchase discounts and a greater level of price increases from manufacturers resulted in greater inventory appreciation which also benefited the gross profit margin.

     Selling and administrative expenses and depreciation for fiscal 1995 were $168.3 million compared to $149.1 million for fiscal 1994, an increase of 12.9%. The increase in fiscal 1995 is due primarily to increases in warehouse and delivery expenses relating to the volume increases, development expenses of value-added programs, and one-time costs associated with the opening of new distribution facilities in Springfield, Massachusetts, Portland, Oregon, Sacramento, California, and Phoenix, Arizona. As a result of these factors, selling and administrative expenses and depreciation increased slightly to 3.61% of revenues compared to 3.57% in fiscal 1994.

     The decrease in amortization in fiscal 1995 was a result of the write-off of the value of the excess of cost over net assets acquired ("goodwill") which the Company recorded in the third quarter of fiscal 1994.

     Operating income, excluding unusual items and amortization, of $98.0 million for fiscal 1995 increased 13.9% over fiscal 1994. As a percentage of revenues, the Company's operating margin, excluding unusual items and amortization, expanded to 2.10% in fiscal 1995 from 2.06% in fiscal 1994.

     Interest expense (excluding the amortization of deferred financing costs) for the year ended September 30, 1995 was $49.8 million, a decrease of $8.8 million, or 15.1% as compared with the year ended September 30, 1994. The decrease was due to the redemption, in January 1995, of the

$166.1 million of 14 1/2% senior subordinated notes; the redemption, in May 1995, of $74.3 million of Senior Debentures; and the lower average interest rates due to the implementation of the Receivables Program (as defined herein) and the Credit Agreement providing for an amended revolving credit facility with a lower interest rate than the previous facility. Average borrowings were $536 million during fiscal 1995 versus $562 million in fiscal 1994.

     Income tax expense of $17.3 million in fiscal 1995 was based upon an annual effective tax rate of 38%, which recognizes the utilization, for financial reporting purposes, of operating loss carryforwards. The provision for income taxes in fiscal 1994 represents the estimated taxes payable due to the application of the alternative minimum tax. The extraordinary charge of $25.2 million in fiscal 1995, net of a tax benefit of $7.2 million, relates to the amendment of the Credit Agreement, the redemption premium on the 14 1/2% senior subordinated notes, the redemption premium on the Senior Debentures, and the consequent write-off of unamortized deferred financing fees. The extraordinary charge of $679,000 in fiscal 1994, net of a tax benefit of $23,000, relates to the purchase and retirement of an aggregate principal amount of $4.4 million of 14 1/2% senior subordinated notes.

LIQUIDITY AND CAPITAL RESOURCES

     During the six-month period ended March 31, 1996, the Company's operating activities generated $4.2 million in cash despite the increase of $153.8 million in merchandise inventories which was offset in part by the $119.0 million increase in accounts payables and reflects the Company's growth as well as increased purchases in anticipation of manufacturer price increases and other deal buying opportunities. A portion of the increase in inventories during the six month period was also due to the opening of the Phoenix, Arizona and Orlando, Florida distribution facilities. Operating cash uses during the six month period ended March 31, 1996 included $18.5 million in interest payments and $4.3 million in income tax payments.

     During the fiscal year ended September 30, 1995, the Company's operating activities consumed $35.6 million in cash. The use of funds was primarily the result of the increases in restricted cash, accounts and notes receivable, and merchandise inventories, offset by an increase in accounts payable, accrued expenses, and income taxes. Restricted cash represents amounts temporarily deposited in the master trust pursuant to the Receivables Program. The net increase in other working capital items was the result of opening distribution facilities in Springfield, Massachusetts, Portland, Oregon, and Sacramento, California. Operating cash uses during the year ended September 30, 1995 included $43.6 million in interest payments and $2.8 million in income tax payments.

     Capital expenditures for the six months ended March 31, 1996 were $9.7 million and are primarily equipment purchases related to the expansion of the Company's pharmaceutical repackaging operation, the opening of the Orlando, Florida and Phoenix, Arizona distribution centers, and additional investments in information technology. Investments in information technology and warehouse improvements are expected to continue throughout the year, and total capital expenditures are expected to be $15.0 million for the fiscal year.

     Capital expenditures for fiscal 1995 were $13.7 million and relate principally to the opening of five new distribution centers, continuing investments in management information systems, and warehouse improvements. During fiscal 1995, the Company acquired substantially all of the assets of LDS Liberty Drug Systems and Newbro Drug Company for approximately $4.9 million. Liberty Drug Systems provides pharmacy dispensing hardware and software systems in retail pharmacies. Newbro Drug Company is a full-service wholesale pharmaceutical distributor in Idaho. The Company intends to continue its investments in information systems and warehouse improvements and will continue to evaluate acquisitions and other business opportunities.

     In February, 1996, the Company purchased all of the stock of Gulf Distribution Inc. in a cash transaction. The transaction was funded by borrowings under the revolving credit facility. Gulf

Distribution Inc. is a Miami, Florida-based wholesaler with annualized revenues of approximately $180.0 million. The purchase price was $28.3 million.

     Cash provided by financing activities during the first six months of fiscal 1996 represents borrowings under the Company's revolving credit facility and its receivable securitization financing primarily to fund its working capital requirements. As a result of the Company's initial public offering in April 1995 and its financial results, the borrowing rate alternatives under the Credit Agreement were reduced by 1.0% to LIBOR plus 1.25% and the prime rate plus zero beginning in October 1995. At March 31, 1996, borrowings under the Company's $380 million revolving credit facility were $215 million (at an average interest rate of 6.9%) and borrowings under the $285 million Receivables Program were $210 million (at an average interest rate of 5.8%).

     In December 1994, the Company sold substantially all of its trade accounts receivable and notes receivable (the "Receivables") and continues to sell its Receivables to AmeriSource Receivables Corporation ("ARC"), an indirect wholly-owned special purpose subsidiary of the Company, pursuant to a trade receivables securitization program (the "Receivables Program"). Pursuant to the Receivables Program, ARC continuously transfers Receivables to a master trust in exchange for, among other things, certain trade receivables-backed certificates (the "Certificates") representing a right to receive a variable principal amount. The cash generated by collections on the Receivables is used to purchase, among other things, additional Receivables originated by the Company and/or repay the Certificates. Contemporaneous with the consummation of the Receivables Program, the Company executed the Credit Agreement to amend its former revolving credit facility with its senior lenders, and in January 1995, redeemed all of the outstanding 14 1/2% senior subordinated notes at a redemption price of 106% of the principal amount plus accrued interest through the redemption date totaling $176.2 million. In April 1995, the Company completed an initial public offering of 7,590,000 common shares at $21.00 per share, the net proceeds (approximately $148.2 million) of which were used to redeem, in May 1995, one-half of the outstanding Senior Debentures for 110% of the principal amount plus accrued interest through the date of redemption (approximately $84.4 million) and to pay down borrowings under the Credit Agreement. The Company also incurred approximately $10.1 million in fees connected with the refinancings.

     An increase in interest rates would adversely affect the Company's operating results and the cash flow available after debt service to fund operations and any expansion and, if permitted to do so under its revolving credit facility, the Company's ability to pay dividends on its capital stock.

     The Company's operating results have generated sufficient cash flows which, together with borrowings under its debt agreements and credit terms from suppliers, have provided sufficient capital resources to finance working capital and cash operating requirements, and fund capital expenditures and interest currently payable on outstanding debt. The Company's primary ongoing cash requirements will be to fund payment of interest on indebtedness, finance working capital, and fund capital expenditures, routine business growth and expansion through new business opportunities. Future cash flows from operations and borrowings under the debt agreements are expected to be sufficient to fund the Company's ongoing cash requirements.

     The Company is subject to contingencies pursuant to environmental laws and regulations at one of its former distribution centers in Charleston, South Carolina that may require remediation efforts. In fiscal 1994, the Company accrued a liability of $4.1 million to cover future consulting, legal, remediation, and ongoing monitoring costs. The accrued liability, which is reflected in other long-term liabilities on the audited consolidated balance sheet incorporated by reference herein, is based on an estimate of the extent of contamination and choice of remedy, existing technology, and presently enacted laws and regulations; however, changes in remediation standards, improvements in cleanup technology, and discovery of additional information concerning the site could affect the estimated liability in the future. The Company is investigating the possibility of asserting claims against responsible parties for recovery of these costs. Whether or not any recovery may be forthcoming is unknown at this time. See "Business -- Regulatory Matters."

     In fiscal 1994, the Company concluded that the carrying value of goodwill which was recorded at the time of the Acquisition could not be recovered from expected future operations and accordingly wrote off its remaining goodwill balance of $179.8 million. In fiscal 1994, the Company determined that its then poor operating results since the Acquisition and its expectations for future operating results were being adversely affected by its then current capital structure, price competition for market share, health care industry consolidation, and the impact of group purchasing organizations and health care reform on drug prices. As these factors became clear, the Company assessed the recoverability of its goodwill through projected operations. It was determined that unless the Company was able to develop successful strategic operating or financing initiatives which would change the assumptions used in those projections, those projections were the best estimate of the Company's projected performance given the Company's then existing high leverage and industry trends. More importantly, the projections indicated that the Company's long-term viability required modification of its then current capital structure to reduce indebtedness and increase its equity. As a result of the Company's initial public offering in April 1995 and the initiation of the Receivables Program, the Company has reduced its level of indebtedness, increased its equity, and reduced the interest rates charged on its remaining indebtedness. The proceeds from this Offering will further reduce the Company's indebtedness.

                                    BUSINESS

THE COMPANY

     AmeriSource is the fifth largest full-service wholesale distributor of pharmaceutical products and related health care services in the United States. The Company serves its customers nationwide through 20 drug distribution facilities and two specialty products distribution facilities. AmeriSource is typically the primary source of supply to its customers and offers a broad range of services designed to enhance the operating efficiencies and competitive position of its customers and suppliers. The Company benefits from a diverse customer base that includes hospitals and managed care facilities (45%), independent community pharmacies including retail drug stores, nursing homes and clinics (36%), and chain drug stores including pharmacy departments of supermarkets and mass merchandisers (19%).

     Over the past five years, AmeriSource has achieved significant growth in revenues and adjusted operating income. The Company's revenues have increased from $2.5 billion in fiscal 1990 to $4.7 billion in fiscal 1995, a compound annual growth rate of 13.5%, while adjusted operating income increased from $43.8 million in fiscal 1990 to $98.0 million in fiscal 1995, a compound annual growth rate of 17.5%. The Company's growth is primarily the result of market share gains in existing markets, geographic expansion, and overall industry growth.

BUSINESS STRATEGY

     Over the past five years, AmeriSource has significantly expanded its national presence as a leading, innovative wholesale distributor of pharmaceutical products and related health care services. The Company believes it is well-positioned to continue its revenue growth and increase operating income through the execution of the following key elements of its business strategy:

     - Expansion into New Geographic Markets. Since October 1993, the Company has opened six new distribution facilities and has acquired two others. These openings and acquisitions have substantially increased its geographic coverage and its access to potential markets. In October 1993, the Company opened a facility in Dallas, Texas, and in November 1994, the Company opened two additional facilities in Portland, Oregon and Springfield, Massachusetts. The Company opened facilities in Sacramento, California, Phoenix, Arizona, and Orlando, Florida in June, October, and December 1995, respectively. While each of these new facilities began operations with an existing customer base in its regional marketplace, the Company believes there is substantial opportunity to grow these operations. The Company has also sought to expand geographically by making selective acquisitions. In July 1995, the Company acquired Newbro Drug Company, a regional wholesale pharmaceutical distributor based in Idaho Falls, Idaho, and in February 1996, the Company acquired Gulf Distribution, Inc., a regional wholesale pharmaceutical distributor based in Miami, Florida. Prior to the Acquisition in 1988, AmeriSource's management team completed 18 acquisitions over a 10-year period. The Company believes that as industry consolidation pressures continue, additional opportunities may arise to selectively acquire local and regional drug wholesale companies facilitating expansion into new geographic areas and enhancement of its competitive position in existing markets.

     - Increasing Market Share in Existing Markets. The Company believes that it is well positioned to continue to grow in its existing markets by: (i) providing superior distribution services and specialty value-added programs that reduce its customers' and suppliers' cost of operations;
       (ii) maintaining its low cost operating structure to ensure that the Company's services are priced competitively in the marketplace; (iii) continuing to focus on the higher growth hospital and managed care market segment through the use of dedicated facilities and advanced information systems; and (iv) maintaining its decentralized operating structure to respond to customers' needs more quickly and efficiently and to ensure the continued development of local and regional management talent. These factors have allowed AmeriSource to compete effectively in the marketplace, generate above industry average sales growth over the last four years, and develop new customers, such as the federal government. For example, over the past two years the Company has been awarded contracts to provide pharmaceuticals to more than 75% of the hospitals and clinics operated by the Veterans Administration. In addition, the Company continues to grow with its existing customers. The Company was selected by VHA Inc. as one of its three primary providers and has been chosen as the preferred provider for SunHealth. Both customers are among the nation's largest hospital group purchasing organizations. AmeriSource also recently signed a contract with the University HealthSystem Consortium ("UHC") as one of two alternate pharmaceutical wholesalers to the existing primary wholesaler to supply UHC's member hospitals. UHC is an alliance of more than 70 academic medical centers and their network partners. Its committed volume purchasing program is one of the nation's largest, with annual pharmaceutical purchases in excess of $750 million.

     - Continuing Growth of Specialty Services. AmeriSource works closely with both customers and suppliers to develop an extensive range of specialty services. In addition to enhancing the Company's growth and profitability, these services assist customers and suppliers in maintaining and improving their market positions and strengthen the Company's overall role in the healthcare distribution channel. These services include:

        -- ECHO(TM), the Company's proprietary software system, provides sophisticated ordering and inventory management assistance to its hospital and retail customers. In addition to facilitating the primary supply arrangement between the Company and its customers, ECHO(TM) enables the Company's customers to reduce their costs through ordering more efficiently, selecting from best price alternatives, and maintaining formulary compliance. In fiscal 1995, the Company acquired LDS Liberty Drug Systems, a software developer based in Greensboro, North Carolina. The technology acquired with this acquisition is being combined with the ECHO(TM) systems to provide customers with a complete system for tracking usage, reordering products, and managing records. Since the introduction of ECHO(TM) in early fiscal 1991, the Company has installed approximately 3,100 systems nationwide, and believes that its installed base of systems is one of the largest in the wholesale drug industry.

        -- Family Pharmacy(R) enables small chain and independent community pharmacies to compete more effectively through: (i) innovative advertising, marketing, and promotional campaigns; (ii) value-added merchandising programs including private label product lines; and
          (iii) enhanced access to pharmaceutical benefit programs of large health care groups, including third party payor programs. Family Pharmacy(R) has grown dramatically in recent years. With 2,133 Family Pharmacy(R) member-stores as of March 31, 1996, Family Pharmacy(R) in effect constitutes one of the largest drugstore chains in the United States.

        -- The Company's Income Rx(R) program provides an integral value-added service to hospital and retail pharmacist customers by continually reviewing the marketplace for generic products that offer the best price, quality, and availability. With the increasing importance of generic pharmaceuticals, this program represents a significant opportunity for growth and profitability. Revenues attributable to AmeriSource's sale of generic pharmaceuticals (including through the Income Rx(R) program) have increased to approximately $500 million in fiscal 1995, more than twice what they were in fiscal 1992.

        -- American Health Packaging(SM) repackages pharmaceuticals from bulk quantities into smaller units of use and unit dose measurements thereby providing both hospitals and retail customers with lower product, inventory, and dispensing (labor) costs. The Company recently expanded its packaging capacity with the opening of a new 53,000 square foot state-of-the-art packaging facility in Columbus, Ohio. In recent months, the Company has begun packaging pharmaceutical product for other drug wholesale distributors, in addition to its marketing of products directly through its Income RePax(R) program.

        -- The Company's Health Services Plus business distributes oncology and other specialty products to clinics and physician groups on a national basis. Rita Ann Distributors markets cosmetics and fragrances to chain drugstores and other retail customers.

     - Maintaining Low Cost Operating Structure. AmeriSource has the lowest operating cost structure among its four major national competitors. Over the past five years, the Company has significantly reduced operating expenses and investment in net working capital as a percentage of revenues. Specifically, the Company has reduced its selling and administrative expenses and depreciation as a percentage of revenues from 4.78% in fiscal 1990 to 3.61% in fiscal 1995. The Company continues to achieve productivity and operating income gains from continued investments in advanced management information systems, warehouse automation technology, and from operating leverage due to above industry average volume per facility. In fiscal 1995, the Company's average revenue per pharmaceutical distribution facility was $258 million compared to a calendar 1994 industry average of $213 million. The addition of new facilities was accomplished with minimal incremental investment in corporate overhead. If these facilities continue to expand in their regional markets, the Company believes that its growth and profitability will be further enhanced.

INDUSTRY OVERVIEW

     The Company has benefited from the significant growth of the full-service wholesale drug industry in the United States. Industry sales grew from $30 billion in 1990 to an estimated $57 billion in 1995, a compound annual growth rate of 13.7%. The factors contributing to this growth, and the sources of future growth for the industry, include (i) an aging population, (ii) the introduction of new pharmaceuticals, (iii) the increased use of outpatient drug therapies, (iv) a higher concentration of distribution through wholesalers by both manufacturers and customers, and (v) rising pharmaceutical prices.

     Aging Population. The number of individuals over age 65 in the United States has grown 23% from approximately 26 million in 1980 to approximately 32 million in 1990 and is projected to increase an additional 9% to more than 35 million by the year 2000. This age group suffers from a greater incidence of chronic illnesses and disabilities than the rest of the population and is estimated to account for approximately two-thirds of total health care expenditures in the United States.

     Introduction of New Pharmaceuticals. Traditional research and development as well as the advent of new research and production methods, such as biotechnology, continue to generate new compounds that are more effective in treating diseases. These compounds have been responsible for significant increases in pharmaceutical sales. The Company believes that ongoing research and development expenditures by the leading pharmaceutical manufacturers will contribute to continued growth of the pharmaceutical wholesale distribution industry.

     Cost Containment Efforts. In response to rising health care costs, governmental and private payors have adopted cost containment measures that encourage the use of efficient drug therapies to prevent or treat diseases. While national attention has been focused on the overall increase in aggregate health care costs, the Company believes drug therapy has had a beneficial impact on overall health care costs by reducing expensive surgeries and prolonged hospital stays. Pharmaceuticals accounted for approximately 8% of overall U.S. healthcare costs in calendar 1995, and manufacturers' emphasis on research and development is expected to continue the introduction of cost-effective drug therapies.

     Higher Concentration of Distribution Through Wholesalers. Over the past decade, manufacturers of pharmaceuticals have significantly increased the distribution of their products through wholesalers as the cost and complexity of maintaining inventories and arranging for delivery of pharmaceutical products has risen. Drug wholesalers offer their customers and suppliers more efficient distribution and inventory management. As a result, from 1980 to 1995, the percentage of pharmaceutical sales through wholesale drug distributors increased from approximately 46% to approximately 61%. Order processing, inventory management, and product delivery by wholesale drug distributors allow manufacturers to allocate their resources to research and development, manufacturing, and marketing their products. Customers benefit from this shift by having a single source of supply for a full line of pharmaceutical products, as well as lower inventory costs, more timely and efficient delivery, and improved purchasing and inventory information. In addition, customers also benefit from the range of value-added programs developed by wholesale drug distributors that are targeted to the specific needs of these customers, which, in turn, reduce their costs and increase their operating efficiencies.

     Pharmaceutical Price Increases By Drug Manufacturers. The Company believes that price increases by pharmaceutical manufacturers will continue to equal or exceed the overall Consumer Price Index. The Company believes that this increase will be due in large part to the relatively inelastic demand in the face of higher prices charged for patented drugs as manufacturers have attempted to recoup costs associated with the development, clinical testing, and Food and Drug Administration ("FDA") approval of new products.

OPERATIONS

     Decentralized Structure. The Company believes that operating economies of scale exist principally at the distribution facility level. Beginning in fiscal 1989, the Company undertook an extensive consolidation program which closed 17 of the 31 facilities open on October 1, 1988. During the course of this consolidation program, the Company continued to significantly increase its revenues in each fiscal year. During fiscal 1995, the Company's average revenue per pharmaceutical distribution facility was approximately $258 million, compared to the calendar 1994 industry average of $213 million. Five AmeriSource facilities each have annual volume of over $400 million and an additional five facilities each have annual volume in excess of $213 million. The above-average volume of these ten facilities provides significant leverage of fixed overhead and other costs. Management believes that the opportunity exists for the Company to further reduce its operating expenses as a percentage of sales to the extent the Company's other distribution facilities, especially the six facilities opened since October 1993, are able to increase their sales volume and utilize available capacity.

     To expand into new geographic markets, AmeriSource has opened six new facilities since October 1993 and has acquired two regional wholesale pharmaceutical distributors since April 1995. The Company currently operates 20 drug wholesale distribution facilities and two specialty products distribution facilities, organized into four regions across the United States. Several operating units of the Company have over 100 years of history in the business and are among the nation's first drug distribution businesses. Unlike its more centralized competitors, the Company is structured as an organization of locally managed profit centers, primarily at the distribution facility level. Management of each operating unit has fiscal responsibility for its unit, and each operating unit has an established executive, sales, and operations staff. The operating unit's results, including earnings and asset management goals, have a direct impact on management compensation. The operating units utilize the Company's corporate staff for marketing, financial, legal, and executive management resources and corporate coordination of asset and working capital management.

     Sales and Marketing. The Company has an organization of approximately 220 sales professionals. A specially trained group of telemarketing/customer service representatives makes regular contact with customers regarding special offers. Within the sales organization, there is also a field force of approximately 75 hospital representatives, including regional hospital directors. The

Company's corporate marketing department works with manufacturer suppliers to develop national programs and promotions. Tailored to specific customer classes, these programs can be further customized at the operating unit level to adapt to local market conditions. The marketing department gathers and disseminates information to each operating unit's purchasing and sales organization in order to enhance their competitive effectiveness.

     Facilities. Each of the Company's operating units carries an inventory line necessary for its local market. The efficient distribution of small orders is possible through the extensive use of computerization and modern warehouse techniques. These include computerized warehouse product location, routing and inventory replenishment systems, gravity-flow racking, mechanized order selection, and efficient truck loading and routing. The Company delivers its products on a scheduled basis, on a daily basis where required. It utilizes a fleet of owned and leased vans and trucks and contract carriers. Night picking operations in its distribution facilities have further reduced delivery time. To meet customer needs, orders are typically delivered within one day.

     The Company's 20 full service distribution facilities and two specialty products facilities as of March 31, 1996 are organized into four regions throughout the United States. The following table presents certain information as of the end of the last five fiscal years regarding the Company's operating units in the aggregate.

                                                      FISCAL YEAR ENDED SEPTEMBER 30,
                                            ----------------------------------------------------
                                              1991       1992       1993       1994       1995
                                            --------   --------   --------   --------   --------
                                            (DOLLARS IN MILLIONS EXCEPT REVENUE PER SQUARE FEET)
Revenue...................................  $2,743.8   $3,237.7   $3,658.9   $4,182.2   $4,668.9
Number of Rx distribution facilities......        18         17         15         14         18
Average revenue/Rx distribution
  facility................................    $151.5     $189.7     $243.0     $297.1     $257.8
Total square feet (000's) (Rx
  facilities).............................   1,404.5    1,414.0    1,372.3    1,322.1    1,446.9
Average revenue/square foot (Rx
  facilities).............................  $1,942.0   $2,281.0   $2,656.0   $3,146.0   $3,207.0

     Customers and Markets. The Company has a diverse customer base that includes hospitals and managed care facilities, independent community pharmacies including retail drug stores, nursing homes and clinics, and chain drug stores including pharmacy departments of supermarkets and mass merchandisers. The Company offers a broad range of services designed to enhance the operating efficiencies and competitive position of its customers and suppliers. In addition, AmeriSource is typically the primary source of supply for its customers, delivering on a daily basis. The table below summarizes how the Company's customer sales mix has changed over the last five fiscal years and the twelve months ended March 31, 1996.

                                                                                                                 TWELVE
                                                                                                              MONTHS ENDED
                                                 FISCAL YEAR ENDED SEPTEMBER 30,                               MARCH 31,
                         --------------------------------------------------------------------------------     ------------
                             1991             1992             1993             1994             1995             1996
                         ------------     ------------     ------------     ------------     ------------     ------------
                                                               (DOLLARS IN MILLIONS)
Hospitals and Managed
  Care Facilities......  $1,001    36%    $1,253    39%    $1,554    42%    $1,968    47%    $2,182    47%    $2,240    45%
Independents...........   1,203    44      1,356    42      1,397    38      1,450    35      1,636    35      1,824    36
Chains.................     540    20        629    19        708    20        764    18        851    18        942    19
                         ------   ----    ------   ----    ------   ----    ------   ----    ------   ----    ------   ----
        Total..........  $2,744   100%    $3,238   100%    $3,659   100%    $4,182   100%    $4,669   100%    $5,006   100%
                         ======   ====    ======   ====    ======   ====    ======   ====    ======   ====    ======   ====

     No single customer represented more than 4% of the Company's total revenues during fiscal 1995 other than the federal government which, in the aggregate, accounted for approximately 10%. Excluding the federal government, the Company's top ten customers represented approximately

15% of total revenues during fiscal 1995. The Company believes it is less dependent on any single customer than its four largest competitors. A profile of each customer segment follows:

     - Hospitals and Managed Care Facilities. AmeriSource is one of the nations' top three distributors in serving the hospital and managed care market segment, which is currently the fastest growing customer segment in the industry. Because hospitals and managed care facilities purchase large volumes of high priced, easily handled pharmaceuticals, the Company benefits from quick turnover of both inventory and receivables and lower than average operating expenses. The Company intends to continue to focus on the higher growth hospital and managed care market segment through the use of dedicated facilities and advanced information systems such as ECHO(TM). As a percentage of total revenues, sales to hospitals and managed care facilities increased from 36% in fiscal 1991 to 47% in fiscal 1995 (and have grown at a compound annual rate of 21.5% over this period) and were 45% for the twelve-month period ended March 31, 1996.

     - Independents. Independent community pharmacy owners represent the largest segment of the industry and provide the greatest opportunity for the Company's value-added services. The Company's sales to independent customers have risen at a compound annual rate of 8.0% from fiscal 1991 through fiscal 1995 due to the general growth of this customer segment and the success of the Company's customized marketing and merchandizing programs, such as its Family Pharmacy(R) program.

     - Chains. This category includes chain drug stores, including pharmacy departments of supermarkets and mass merchandisers. The Company's sales to chains have risen at a compound annual rate of 12.0% from fiscal 1991 through fiscal 1995. This growth rate reflects the results from the Company entering into new contracts with several drug store chains.

     Suppliers. AmeriSource obtains pharmaceutical and other products from a number of manufacturers, none of which accounted for more than approximately 6% of its net sales in fiscal 1995. The five largest suppliers in fiscal 1995 accounted for approximately 23% of net sales. Historically, the Company has not experienced difficulty in purchasing desired products from suppliers. The Company has agreements with many of its suppliers which generally require the Company to maintain an adequate quantity of a supplier's products in inventory. The majority of contracts with suppliers are terminable upon 30 days notice by either party. The loss of certain suppliers could adversely affect the Company's business if alternative sources of supply were unavailable. The Company believes that its relationships with its suppliers are good.

     Management Information Systems. The Company has continually invested in advanced management information systems and automated warehouse technology. In fiscal 1994, AmeriSource introduced it BOSS warehouse automation system, a paper-less warehouse production program customized to AmeriSource's unique requirements. First installed at its Paducah, Kentucky distribution center, the second BOSS system has been installed at the Company's newly opened facility in Orlando, Florida and the Company may selectively introduce the BOSS system in additional facilities. Under the BOSS system, merchandise is received, placed in inventory, retrieved, and shipped utilizing customized radio frequency equipment. The Company's management information systems also provide for, among other things, electronic order entry by customers, invoice preparation, and purchasing and inventory tracking. As a result of electronic order entry, the cost of receiving and processing orders has not increased as rapidly as sales volume. The Company's customized systems strengthen customer relationships by allowing the customer to lower its operating costs and by providing the basis for a number of the valueadded services the Company provides to its customers, including marketing data, inventory replenishment, single-source billing, computer price updates, and price labels. AmeriSource believes that its management information systems are capable of serving its needs for the foreseeable future.

COMPETITION

     The Company engages in the wholesale distribution of pharmaceuticals, health and beauty aids, and other products in a highly competitive environment. The Company competes with numerous national and regional distributors, some of which are larger and have substantially greater financial resources than the Company. The Company's national competitors include Bergen Brunswig Corporation, Cardinal Health, Inc., FoxMeyer Health Corporation, and McKesson Corporation. In addition, the Company competes with local distributors, direct-selling manufacturers, and other specialty distributors. Competitive factors include price, service and delivery, credit terms, breadth of product line, customer support, and marketing programs. There can be no assurance that the Company will not encounter increased competition in the future that could adversely affect the Company's business. The drug wholesale industry continues to undergo significant consolidation, with the number of wholesalers in the continental United States reduced from 139 at the end of 1980 to approximately 48 as of December 31, 1995.

EMPLOYEES

     As of March 31, 1996, the Company employed approximately 2,900 persons, of which approximately 2,700 were full-time employees. Certain of the employees at three distribution facilities are covered by collective bargaining agreements. The Company believes that its relationship with its employees is good.

REGULATORY MATTERS

     The United States Drug Enforcement Administration, the FDA, and various state boards of pharmacy regulate the distribution of pharmaceutical products and controlled substances, requiring wholesale distributors of these substances to register for permits and to meet various security and operating standards. As a wholesale distributor of pharmaceuticals and certain medical/surgical products, the Company is subject to these regulations. The Company has received all necessary regulatory approvals and believes that it is in substantial compliance with all applicable wholesale distribution requirements.

     The Company is aware that at the site of its former distribution center located in Charleston, South Carolina there is evidence of residual soil contamination remaining from a fertilizer manufacturing process operated there over thirty years ago. The Company's environmental consulting firm conducted a soil survey and a groundwater study during fiscal 1994 and 1995. The results of the studies indicate that there is lead on-site at levels requiring further investigation and potential remediation. A preliminary engineering analysis was prepared by outside consultants during the third quarter of fiscal 1994, and indicated that if both soil and groundwater remediation are required, the most likely cost is estimated to be $4.1 million. Accordingly, a liability of $4.1 million was recorded during fiscal 1994 to cover future consulting, legal, remediation, and ongoing monitoring costs. The Company is working with the appropriate state regulatory agency regarding further tests and potential site remediation. That negotiation, investigation, and remediation could take several years and the actual costs may differ from the liability that has been recorded. The accrued liability ($3.9 million at March 31, 1996), which is reflected in other long-term liabilities on the Company's consolidated balance sheet, is based on the present estimate of the extent of contamination, choice of remedy, and enacted laws and regulations, including remedial standards; however, changes in any of these could affect the estimated liability. The Company is investigating the possibility of asserting claims against responsible parties for recovery of these costs. Whether or not any recovery may be forthcoming is unknown at this time, although the Company intends to vigorously enforce its rights and remedies.

LEGAL PROCEEDINGS

     In November 1993, the Company was named a defendant in the United States District Court in the Southern District of New York, along with six other wholesale distributors and twenty-four pharmaceutical manufacturers, in a series of purported class action antitrust lawsuits alleging violations of various antitrust laws associated with the chargeback pricing system. In addition, the Company is a party to a parallel suit filed in state court in Minnesota. In October 1994, the Company entered into a Judgment Sharing Agreement with other wholesaler and pharmaceutical manufacturer defendants. Under the Judgment Sharing Agreement: (a) the manufacturer defendants agreed to reimburse the wholesaler defendants for litigation costs incurred, up to an aggregate of $9 million, and (b) if a judgement is entered into against both manufacturers and wholesalers, the total exposure for joint and several liability of the Company is limited to the lesser of 1% of such judgement or $1 million. In addition, the Company has released any claims that it might have had against the manufacturers for the claims presented by the plaintiffs in these lawsuits. The Judgment Sharing Agreement covers the federal court litigation as well as the cases which have been filed in various state courts. On April 4, 1996, the federal court granted the wholesalers' motion for summary judgment.

     In October 1995, a proceeding was instituted before the Massachusetts Board of Registration in Pharmacy (the "Massachusetts Board") against the Company. The Massachusetts Board alleges that the Company's application for the licensure of its facility in Springfield, Massachusetts submitted in September 1994 was inaccurate and insufficient. The Company is contesting this allegation. The Company cannot predict the outcome of the proceeding; however, it does not believe that the outcome will have a material adverse effect on its business or financial condition.

     The Company is a party to various lawsuits arising in the ordinary course of business. The Company, however, does not believe that the outcome of these lawsuits, individually or in the aggregate, will have a material adverse effect on its business or financial condition.

                                   MANAGEMENT

DIRECTORS AND OFFICERS OF THE COMPANY

              NAME                   AGE                           TITLE
- ---------------------------------    ---    ---------------------------------------------------
John F. McNamara(3)..............    60     Chairman, President and Chief Executive Officer
David M. Flowers.................    48     Executive Vice President, Marketing
R. David Yost....................    49     Executive Vice President, Operations
Kurt J. Hilzinger................    35     Vice President, Chief Financial Officer and
                                            Treasurer
John A. Aberant..................    39     Vice President, Assistant Treasurer
Teresa T. Ciccotelli.............    44     Vice President, General Counsel and Secretary
Michael D. DiCandilo.............    35     Vice President, Controller
Robert E. McHugh.................    54     Vice President, Industry Affairs and Investor
                                            Relations
J. Michael McNamara..............    39     Senior Vice President, Sales
Bruce C. Bruckmann(1)............    42     Director
Michael A. Delaney(1)............    41     Director
Richard C. Gozon(1)(2)...........    57     Director
Lawrence C. Karlson(3)...........    53     Director
George H. Strong(2)..............    69     Director
James A. Urry(1).................    42     Director
Barton J. Winokur(2)(3)..........    56     Director

- ---------------
(1) Member of Compensation Committee of the Company's Board of Directors.

(2) Member of Audit Committee of the Company's Board of Directors.

(3) Member of Capital Appropriations Committee of the Company's Board of Directors.

     John F. McNamara. Mr. McNamara has been Chairman, President and Chief Executive Officer of the Company and of AmeriSource Corporation, the Company's chief operating subsidiary, since 1989 and has been President of AmeriSource Corporation since 1987. Prior to holding these positions, he was Chief Operating Officer, from 1986 to 1989, and Executive Vice President, from 1985 to 1987, of AmeriSource Corporation. He also served as Chairman, from 1986 to 1990, and President, from 1981 to 1986, of the Kauffman-Lattimer Division of AmeriSource Corporation. Mr. McNamara served on the executive committee of the National Wholesale Druggists' Association from 1991 through 1994 and served as its Chairman of the Board from November 1993 to November 1994. Mr. McNamara is a member of the Capital Appropriations Committee of the Company's Board of Directors.

     David M. Flowers. Mr. Flowers has been Executive Vice President, Marketing since December 1995. Prior to that he had held the positions of Group
President -- Eastern Region since 1989, President of the AmeriSource Southeast Region from 1988 to 1989, and President of the Duff Brothers Division of AmeriSource Corporation from 1984 to 1987.

     R. David Yost. Mr. Yost has been Executive Vice President, Operations since December 1995. Prior to that he had held the positions of Group President -- Central Region since 1989, and President, from 1986 to 1989, and Executive Vice President and General Manager, from 1984 to 1986, of the Kauffman-Lattimer Division of AmeriSource Corporation.

     Kurt J. Hilzinger. Mr. Hilzinger has served as Vice President, Chief Financial Officer and Treasurer since February 1995. Prior to that, he served as Vice President, Finance, and Treasurer since October 1993, and as Vice President, Financial Planning since March 1991. Before joining the Company, he was a Vice President in the Corporate Advisory Division of Citicorp from 1986 to 1991.

     John A. Aberant. Mr. Aberant has served as Vice President, Assistant Treasurer of the Company since October 1995. Previously, he served as Vice President, Insurance and Benefits since September 1994, and Director of Insurance and Benefits since July 1992. Prior to that he served as Assistant Controller of the Company from June 1989. Before joining the Company, he was Controller of the Renal Care Centers division of United Medical Corporation from August 1988 to May 1989.

     Teresa T. Ciccotelli. Ms. Ciccotelli has served as Vice President, General Counsel and Secretary since 1989. Prior to that, from 1985 to 1989, she was an attorney with Alco Standard Corporation.

     Michael D. DiCandilo. Mr. DiCandilo has served as Vice President, Controller of the Company since November 1995. Previously, he served as Vice President, Finance and Administration, of the North Eastern Region of AmeriSource Corporation since October 1990. Prior to that he had been a Senior Manager with Ernst & Young.

     Robert E. McHugh. Mr. McHugh has served as Vice President, Industry Affairs and Investor Relations since August 1995. Previously, he served as Vice President, Marketing of the Company since August 1991. Prior to that he was President of J.E. Goold from 1990 to 1991 and Vice President, Industry Affairs of the National Wholesale Druggists' Association from 1983 to 1990.

     J. Michael McNamara. Mr. McNamara has served as Senior Vice President, Sales of the Company since November 1994. Previously, he served as Regional Vice President of the West Central Region of AmeriSource Corporation since April 1991. Prior to that he was Vice President, Sales and Marketing of the Company from 1990 to 1991, Vice President and General Manager of the Toledo Division of AmeriSource Corporation from 1988 to 1990, and Director of Marketing of the Columbus Division of AmeriSource Corporation from 1984 to 1988.

     Bruce C. Bruckmann. Mr. Bruckmann previously served as a director of the Company from 1989 to December 1991, and as a director of AmeriSource Corporation from 1988 to December 1991, prior to his reelection as a director of the Company in August 1992. Since February 1995, Mr. Bruckmann has been a Managing Director of Bruckmann, Rosser, Sherrill & Co., Inc., an investment firm. Until January 1995, Mr. Bruckmann was a Managing Director of Citicorp Venture Capital Ltd. and Court Square Capital Limited. Mr. Bruckmann serves as a director of Chromcraft Revington, Inc., Cort Business Services Corporation, Jitney-Jungle Stores of America, Inc. and Mohawk Industries, Inc. Mr. Bruckmann is a member of the Compensation Committee of the Company's Board of Directors.

     Michael A. Delaney. Mr. Delaney has been a director since January 1995. Mr. Delaney has been a Vice President of Citicorp Venture Capital Ltd. since 1989. From 1986 through 1989 he was Vice President of Mergers and Acquisitions at Citicorp. Mr. Delaney is also a director of Sybron Chemicals, Inc., GVC Holdings, JAC Holdings, Delco Remy International, Inc., Delco Remy America, Inc., Reman Holdings, Inc., Enterprise Media Inc., SC Processing, Inc., The Triumph Group, FF Holdings Corporation, Cort Business Services Corporation, Cort Furniture Rental Corporation, Palomar Technologies Corporation, and Palomar Products, Inc. Mr. Delaney is a member of the Compensation Committee of the Company's Board of Directors.

     Richard C. Gozon. Mr. Gozon was elected to the Board of Directors in 1994. Mr. Gozon has been Executive Vice President of Weyerhaeuser Company since June 1994. Mr. Gozon was formerly President and Chief Operating Officer of Alco Standard Corporation from 1988 to 1993. He is also a director of UGI Corp. and The Triumph Group. Mr. Gozon is Chairman of the Compensation Committee and a member of the Audit Committee of the Company's Board of Directors.

     Lawrence C. Karlson. Mr. Karlson was elected to the Board of Directors in 1994. Mr. Karlson is Chairman of Karlson Corporation, a private investment company, and serves as a director of CDI Corporation. Mr. Karlson is a member of the Capital Appropriations Committee of the Company's Board of Directors.

     George H. Strong. Mr. Strong was elected to the Board of Directors in 1994. Mr. Strong is a private investor and serves as a director of Corefunds, Health South Rehabilitation Corp. and Integrated Health Services, Inc. Mr. Strong is Chairman of the Audit Committee of the Company's Board of Directors.

     James A. Urry. Mr. Urry has been a director since January 1995. Mr. Urry has been with Citibank, N.A. since 1981, serving as a Vice President since 1986. He has been a Vice President of Citicorp Venture Capital Ltd. since 1989. He is also a director of FF Holdings Corporation, York International Corporation, Hancor Holding Corp., Cort Furniture Rental Corporation, and Cort Business Services Corporation. Mr. Urry is a member of the Compensation Committee of the Company's Board of Directors.

     Barton J. Winokur. Mr. Winokur has been a director since 1990. Mr. Winokur is a partner in the law firm of Dechert Price & Rhoads and serves as a director of CDI Corporation, FF Holdings Corporation, Farm Fresh, Inc., Davco Restaurants, Inc., and The Bibb Company. Mr. Winokur is Chairman of the Capital Appropriations Committee and a member of the Audit Committee of the Company's Board of Directors.

     Directors of the Company are elected to serve annual terms and until their successors are elected and qualified. Each director is a citizen of the United States. Officers are elected annually by the Board of Directors to serve for the ensuing year and until their respective successors are elected. There are no arrangements or understandings between any of the officers and any other person pursuant to which he or she was elected an officer. There are no family relationships between any directors and executive officers. An officer of the Company, J. Michael McNamara, Senior Vice President, Sales, is the son of John
F. McNamara, Chairman, President and Chief Executive Officer of the Company.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information known to the Company with respect to the beneficial ownership of each of the Selling Stockholders of the Company's Common Stock as of March 31, 1996, and as adjusted to reflect the sale of Common Stock in the Offering. As of March 31, 1996, there were 22,170,686 shares of the Company's Common Stock outstanding.

                                                      OWNERSHIP PRIOR TO THE OFFERING(1)
                            -----------------------------------------------------------------------------------------
                             NUMBER OF      PERCENT OF     NUMBER OF      PERCENT OF
                               VOTING         VOTING       NON-VOTING     NON-VOTING    NUMBER OF ALL  PERCENT OF ALL
                            COMMON STOCK   COMMON STOCK   COMMON STOCK   COMMON STOCK   COMMON STOCK    COMMON STOCK
                            BENEFICIALLY   BENEFICIALLY   BENEFICIALLY   BENEFICIALLY   BENEFICIALLY    BENEFICIALLY
                               OWNED          OWNED          OWNED          OWNED          OWNED           OWNED
                            ------------   ------------   ------------   ------------   ------------    ------------
399 Venture Partners, Inc.
 ("VPI")(2)(3)............     234,926         1.1%         9,786,147        44.1        10,021,073         45.2%


                                                   OWNERSHIP AFTER THE
                                                        OFFERING
                                               -----------------------------
                                               NUMBER OF ALL  PERCENT OF ALL
                            NUMBER OF SHARES   COMMON STOCK    COMMON STOCK
                             TO BE SOLD IN     BENEFICIALLY    BENEFICIALLY
                              THE OFFERING        OWNED           OWNED
                            ----------------   ------------    -------------
399 Venture Partners, Inc.
 ("VPI")(2)(3)............      3,300,000        6,721,073         28.4%

- ---------------
* Less than 1%.

(1) Based on information furnished to the Company by the respective stockholders. Except as indicated below, the Company is informed that the beneficial owners have sole voting and investment power over the shares shown opposite their names.

(2) Includes 9,786,147 shares of Class B Common Stock owned by VPI.

(3) VPI disclaims beneficial ownership as to shares of Common Stock held by investors currently or previously affiliated with VPI. VPI's address is 1209 Orange Street, Wilmington, Delaware 19801. VPI is a wholly-owned, indirect subsidiary of Citicorp.

     The financing for the Acquisition consisted in part of the issuance by the Company of $11.4 million principal amount of 18% Senior Subordinated Debentures due October 31, 2001 (the "Senior Subordinated Debentures") and $20.0 million principal amount of 19.5% Junior Subordinated Debentures due October 31, 2001 (the "Junior Subordinated Debentures") to Citicorp Investments Inc. ("CII"), the predecessor company to VPI. The indentures governing the Senior Subordinated Debentures and the Junior Subordinated Debentures permitted payment of interest by issuance of additional debentures for the first five years following issuance, at the Company's option. As of July 26, 1993, CII owned $21.3 million principal amount of Senior Subordinated Debentures and $37.9 million principal amount of Junior Subordinated Debentures, in each case including accrued and unpaid interest. On July 26, 1993, the Company used the net proceeds from the public offering of the Senior Debentures to, among other things, redeem the Senior Subordinated Debentures and Junior Subordinated Debentures held by CII at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of redemption.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Certain holders were granted piggyback registration rights with respect to the Common Stock when they purchased their shares. After the Offering, of the 23,670,686 shares of Common Stock outstanding, an aggregate of approximately 7.0 million shares of Common Stock owned by such registration rights holders will be entitled to piggyback registration rights. In addition, VPI, which will hold in the aggregate approximately 6.7 million shares of Common Stock after the Offering, has been granted demand rights to require the registration of its shares. VPI and certain executive officers and directors of the Company which will hold, in the aggregate approximately 7.8 million shares of Common Stock after the Offering, have agreed, except as described below, not to file, or cause the Company to file, a registration statement with respect to, enter into any agreement providing for, or effect any public sale, public distribution or other public disposition of shares of capital stock of the Company, for a period of 90 days following the closing date of the Offering without the prior written consent of the Underwriters. The Underwriters have agreed that Messrs. McNamara, Flowers, Hilzinger and Yost may sell up to 150,000, 32,000, 25,000 and 35,000 shares, respectively, after 30 days following the date of the Prospectus.

                                  UNDERWRITING

     Subject to the terms and conditions of the U.S. Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below and each of such U.S. Underwriters has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                         NUMBER OF
                                                                         SHARES OF
                                 UNDERWRITER                            COMMON STOCK
        --------------------------------------------------------------  ------------
        Goldman, Sachs & Co...........................................
        Donaldson, Lufkin & Jenrette Securities Corporation...........
        Smith Barney Inc. ............................................
        Bear, Stearns & Co. Inc. .....................................
        Wheat, First Securities, Inc. ................................
                                                                        ------------
                  Total...............................................    3,800,000
                                                                        ============

     Under the terms and conditions of the U.S. Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $          per share. The U.S. Underwriters may
allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the U.S. Underwriters.

     The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 1,000,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The International Underwriters are Goldman Sachs International, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Smith Barney Inc., Bear, Stearns International Limited and Wheat, First Securities, Inc.

     Pursuant to an agreement between the U.S. and international underwriting syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters has agreed or will agree that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or
(b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     The Company, VPI, and certain executive officers and directors of the Company have agreed, except as described below, that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock without the prior written consent of the Underwriters, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings. Such consent may be provided without prior notice to holders of the Common Stock or to the markets where such securities are traded. The Underwriters have agreed that Messrs. McNamara, Flowers, Hilzinger and Yost may sell up to 150,000, 32,000, 25,000 and 35,000 shares, respectively, after 30 days following the date of the Prospectus.

     A Selling Stockholder has granted the U.S. Underwriters an option exercisable for 30 days after the date of the Prospectus to purchase up to an aggregate of 570,000 additional shares of Common Stock to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to 3,800,000 shares of Common Stock offered. A Selling Stockholder has granted the International Underwriters a similar option to purchase up to an aggregate of 150,000 additional shares of Common Stock.

     This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the international offering, to persons located in the United States.

     The Company and the Selling Stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

     Certain members of AmeriSource's management have outstanding margin loans from DLJ. The margin loans were incurred primarily to satisfy certain tax liabilities in connection with the exercise of employee stock options. These members of management have pledged the shares of Common Stock acquired pursuant to exercise of such options as collateral for the margin loans. Under certain circumstances, DLJ may foreclose on and sell such pledged Common Stock.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Dechert Price & Rhoads, Philadelphia, Pennsylvania. Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Barton J. Winokur, a partner of Dechert Price & Rhoads, which performs various legal services for the Company, is a director of the Company and owns 19,750 shares of the Common Stock of the Company.

                                    EXPERTS

     The consolidated financial statements and schedules of AmeriSource Health Corporation and subsidiaries as of September 30, 1995 and 1994, and for each of the three years in the period ended September 30, 1995 incorporated by reference in this Prospectus and Registration Statement (as defined herein) from the Company's Annual Report on Form 10-K for the year ended September 30, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein and in the Registration Statement. Such consolidated financial statements and schedules are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements, and other information with the Commission. Such reports, proxy statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company has filed with the Commission the Registration Statement on Form S-3 under the Securities Act (the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to, or incorporated by reference into, the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. For further information regarding the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules which may be obtained from the Public Reference Section of the Commission as set forth above.

     The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may also be obtained from the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission (File No. 33-27835-01) pursuant to the Exchange Act are incorporated herein by reference:

          (i) the Company's Annual Report on Form 10-K for the year ended September 30, 1995;

          (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1995 and March 31, 1996; and

          (iii) the description of the capital stock of the Company included in the Company's Registration Statement on Form 8-A, filed on March 24, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents.

     Certain information incorporated by reference herein contains forward-looking statements as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. Certain factors as discussed in "Risk Factors" could cause actual results to differ materially from those in the forward-looking statements.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     To the extent that any proxy statement is incorporated by reference herein, such incorporation shall not include any information contained in such proxy statement that is not, pursuant to the Commission's rules, deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Any such request should be directed to Teresa T. Ciccotelli, Esq., Vice President, General Counsel and Secretary, AmeriSource Health Corporation, P.O. Box 959, Valley Forge, Pennsylvania 19482 (telephone number (610) 296-4480).

               INDEX TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Consolidated Statement of Operations for the year ended September 30, 1995
  (unaudited).........................................................................  P-3
Consolidated Statement of Operations for the six months ended March 31, 1996
  (unaudited).........................................................................  P-4
Consolidated Statement of Operations for the six months ended March 31, 1995
  (unaudited).........................................................................  P-5
Consolidated Balance Sheet as of March 31, 1996
  (unaudited).........................................................................  P-6

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The unaudited pro forma statements of operations for the fiscal year ended September 30, 1995 and for the six months ended March 31, 1996 and 1995 set forth below give effect to the use of the proceeds from the Offering made hereby (the "1996 Offering") of $52.9 million, assuming the sale of 1,500,000 shares of Common Stock by the Company at an offering price of $37.50 per share less estimated issuance cost of $3.4 million, as if such transaction had occurred as of October 1, 1994. Additionally, the unaudited pro forma financial statements for the fiscal year ended September 30, 1995 and for the six months ended March 31, 1995 give effect to the consummation of the receivables securitization financing and the amendment of the Credit Agreement in December 1994 and the redemption of the 14 1/2% senior subordinated notes in January 1995 (collectively the "1995 Refinancing"), and the net proceeds of $148 million from the issuance of 7,590,000 shares of Common Stock in a public offering at $21.00 per share in April 1995 and the related exercise of stock options (the "1995 Offering"). See Notes 4 and 5 to the Company's Annual Report on Form 10-K for the year ended September 30, 1995, incorporated by reference in this Prospectus, for additional information.

     The unaudited pro forma balance sheet as of March 31, 1996 set forth below gives effect to the 1996 Offering as if such transaction had occurred on March 31, 1996.

     The unaudited pro forma financial statements are not necessarily indicative of what the Company's results of operations and balance sheet would have been had the 1995 Refinancing, the 1995 Offering, and the 1996 Offering been consummated at the assumed dates, nor are they necessarily indicative of the Company's results of operations and balance sheet for any future period. The unaudited pro forma financial statements should be read in conjunction with the audited and unaudited consolidated financial statements and related notes thereto and "Use of Proceeds" included elsewhere or incorporated by reference in this Prospectus.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 FISCAL YEAR ENDED SEPTEMBER 30, 1995
                                      -------------------------------------------------------------------------------------------
                                                                                                     PRO FORMA
                                                      PRO FORMA ADJUSTMENTS                         ADJUSTMENTS
                                                     ------------------------                       -----------
                                                        1995           1995                            1996
                                      HISTORICAL     REFINANCING     OFFERING       AS ADJUSTED      OFFERING         AS ADJUSTED
                                      ----------     -----------     --------       -----------     -----------       -----------
Revenues............................  $4,668,948       $    --       $    --        $4,668,948        $    --         $4,668,948
Cost of goods sold..................   4,402,593                                     4,402,593                         4,402,593
                                      ----------                                    ----------                        ----------
Gross profit........................     266,355                                       266,355                           266,355
Selling and administrative
  expenses..........................     161,064                                       161,064                           161,064
Depreciation........................       7,456                                         7,456                             7,456
                                      ----------                                    ----------                        ----------
Operating income....................      97,835                                        97,835                            97,835
Interest expense....................      52,288        (3,745)(1)    (7,110)(2)        41,433         (3,991)(3)         37,442
                                      ----------       -------       -------        ----------        -------         ----------
Income before taxes and
  extraordinary items...............      45,547         3,745         7,110            56,402          3,991             60,393
Taxes on income.....................      17,329         1,413 (4)     2,682 (4)        21,424          1,517 (4)         22,941
                                      ----------       -------       -------        ----------        -------         ----------
Income before extraordinary
  items(5)..........................  $   28,218       $ 2,332       $ 4,428        $   34,978        $ 2,474         $   37,452
                                      ==========       =======       =======        ==========        =======         ==========
Income before extraordinary items
  per share (fully diluted)(5)......  $     1.53                                    $     1.57                        $     1.58(6)
                                      ==========                                    ==========                        ==========
Weighted average common shares
  outstanding (fully diluted)(7)....      18,396                                        22,272                            23,772
                                      ==========                                    ==========                        ==========

- ---------------
(1) Adjusted for interest savings consisting of: (i) a $6,876 reduction due to the redemption of the 14 1/2% senior subordinated notes; (ii) a $599 reduction in amortization of deferred financing fees related to the 14 1/2% senior subordinated notes and the Credit Agreement, (iii) additional interest of $3,302 associated with the Credit Agreement and Receivables Program and (iv) the addition of $428 of amortization of deferred financing fees. The Receivables Program is assumed to bear a cost of 8.1% per annum (representative of historical rates on fixed principal certificates) on the assumed $207,000 in Certificates sold to investors. The Credit Agreement is assumed to bear a weighted average interest rate of 8.9% per annum, which is representative of historical interest rates.

(2) Adjusted for interest savings consisting of: (i) a $4,956 reduction due to the redemption of one-half of the Senior Debentures; (ii) a $145 reduction in amortization of deferred financing fees related to the Senior Debentures; and (iii) a $2,009 reduction due to an assumed weighted average net pay down of $45,709 in borrowings under the Credit Agreement. The Credit Agreement is assumed to bear a weighted average interest rate of 8.9% per annum, which is representative of historical interest rates.

(3) Adjusted for interest savings of $3,991 due to an assumed repayment of $52,859 in borrowings under the Credit Agreement. The Credit Agreement is assumed to bear a weighted average interest rate of 8.9% per annum, which is representative of historical interest rates.

(4) Tax provision arising from the pro forma adjustments.

(5) Does not reflect an extraordinary charge of $18,037, net of tax benefits, relating to the amendment of the Credit Agreement, the redemption of the 14 1/2% senior subordinated notes and the partial redemption of the Senior Debentures.

(6) As discussed in note (3), the $52,859 proceeds from the 1996 Offering are assumed to be used to repay borrowings under the Credit Agreement. If the proceeds were assumed to be used to purchase and retire Senior Debentures at the current market price, plus sales commissions, and accrued interest, income before extraordinary items per share on a fully diluted basis would be $1.61. There can be no assurances that the Company will be able to purchase the Senior Debentures at the current market price.

(7) The pro forma weighted average common shares outstanding reflects the additional shares issued in connection with the 1996 Offering and the 1995 Offering.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           SIX MONTHS ENDED MARCH 31, 1996
                                                      ------------------------------------------
                                                                      PRO FORMA
                                                                     ADJUSTMENTS
                                                                     -----------
                                                                        1996
                                                      HISTORICAL      OFFERING       AS ADJUSTED
                                                      ----------     -----------     -----------
Revenues............................................  $2,644,569       $    --       $ 2,644,569
Cost of goods sold..................................   2,496,686                       2,496,686
                                                      ----------                      ----------
Gross profit........................................     147,883                         147,883
Selling and administrative expenses.................      92,245                          92,245
Depreciation........................................       3,964                           3,964
                                                      ----------                      ----------
Operating income....................................      51,674                          51,674
Interest expense....................................      19,002        (1,802)(1)        17,200
                                                      ----------       -------        ----------
Income before taxes.................................      32,672         1,802            34,474
Taxes on income.....................................      13,722           730(2)         14,452
                                                      ----------       -------        ----------
Net income..........................................  $   18,950       $ 1,072       $    20,022
                                                      ==========       =======        ==========
Net income per share (fully diluted)................  $     0.84                     $      0.83(3)
                                                      ==========                      ==========
Weighted average common shares outstanding
  (fully diluted)(4)................................      22,504                          24,004
                                                      ==========                      ==========

- ---------------
(1) Adjusted for interest savings of $1,802 due to an assumed repayment of $52,859 in borrowings under the Credit Agreement. The Credit Agreement is assumed to bear a weighted average interest rate of 7.7% per annum, which is representative of historical interest rates.

(2) Tax provision arising from the pro forma adjustments.

(3) As discussed in note (1), the $52,859 proceeds are assumed to be used to repay borrowings under the Credit Agreement. If the proceeds were assumed to be used to purchase and retire Senior Debentures at the current market price, plus sales commissions and accrued interest, net income per share on a fully diluted basis would be $0.86. There can be no assurances that the Company will be able to purchase the Senior Debentures at the current market price.

(4) The pro forma weighted average common shares outstanding reflects the additional shares issued in connection with the 1996 Offering.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 SIX MONTHS ENDED MARCH 31, 1995
                                     ---------------------------------------------------------------------------------------
                                                                                                  PRO FORMA
                                                     PRO FORMA ADJUSTMENTS                       ADJUSTMENTS
                                                    ------------------------                     -----------
                                                       1995           1995                          1996
                                     HISTORICAL     REFINANCING     OFFERING     AS ADJUSTED      OFFERING       AS ADJUSTED
                                     ----------     -----------     --------     -----------     -----------     -----------
Revenues...........................  $2,307,131       $    --       $     --     $2,307,131        $    --       $2,307,131
Cost of goods sold.................   2,178,256                                   2,178,256                       2,178,256
                                     ----------                                  ----------                      ----------
Gross profit.......................     128,875                                     128,875                         128,875
Selling and administrative
  expenses.........................      78,134                                      78,134                          78,134
Depreciation.......................       3,436                                       3,436                           3,436
                                     ----------                                  ----------                      ----------
Operating income...................      47,305                                      47,305                          47,305
Interest expense...................      31,989        (3,659)(1)     (6,582)(2)     21,748         (1,939)(3)       19,809
                                     ----------       -------        -------     ----------        -------       ----------
Income before taxes and
  extraordinary items..............      15,316         3,659          6,582         25,557          1,939           27,496
Taxes on income....................       7,757         1,337(4)       2,406(4)      11,500            737(4)        12,237
                                     ----------       -------        -------     ----------        -------       ----------
Income before extraordinary
  items(5).........................  $    7,559       $ 2,322       $  4,176     $   14,057        $ 1,202       $   15,259
                                     ==========       =======        =======     ==========        =======       ==========
Income before extraordinary items
  per share (fully diluted)(5).....  $     0.51                                  $     0.63                      $     0.64 (6)
                                     ==========                                  ==========                      ==========
Weighted average common shares
  outstanding
  (fully diluted)(7)...............      14,765                                      22,202                          23,702
                                     ==========                                  ==========                      ==========

- ---------------
(1) Adjusted for interest savings consisting of: (i) a $6,876 reduction due to the redemption of the 14 1/2% senior subordinated notes; (ii) a $599 reduction in amortization of deferred financing fees related to the 14 1/2% senior subordinated notes and the Credit Agreement, (iii) additional interest of $3,388 associated with the Credit Agreement and Receivables Program and (iv) the addition of $428 of amortization of deferred financing fees. The Receivables Program is assumed to bear a cost of 8.1% per annum (representative of historical rates on fixed principal certificates) on the assumed $207,000 in Certificates sold to investors. The Credit Agreement is assumed to bear a weighted average interest rate of 9.0% per annum, which is representative of historical interest rates.

(2) Adjusted for interest savings consisting of: (i) a $4,051 reduction due to the redemption of one-half of the Senior Debentures; (ii) a $108 reduction in amortization of deferred financing fees related to the Senior Debentures; and (iii) a $2,423 reduction due to an assumed weighted average net pay down of $65,277 in borrowings under the Credit Agreement. The Credit Agreement is assumed to bear a weighted average interest rate of 9.0% per annum, which is representative of historical interest rates.

(3) Adjusted for interest savings of $1,939 due to an assumed repayment of $52,859 in borrowings under the Credit Agreement. The Credit Agreement is assumed to bear a weighted average interest rate of 9.0% per annum, which is representative of historical interest rates.

(4) Tax provision arising from the pro forma adjustments.

(5) Does not reflect an extraordinary charge of $18,037, net of tax benefits, relating to the amendment of the Credit Agreement, the redemption of the 14 1/2% senior subordinated notes and the partial redemption of the Senior Debentures.

(6) As discussed in note (3), the $52,859 proceeds from the 1996 Offering are assumed to be used to repay borrowings under the Credit Agreement. If the proceeds were assumed to be used to purchase and retire the Senior Debentures at the current market price plus sales commissions and accrued interest, income before extraordinary items per share on a fully diluted basis would be $0.66. There can be no assurances that the Company will be able to purchase the Senior Debentures at the current market price.

(7) The pro forma weighted average common shares outstanding reflects the additional shares issued in connection with the 1996 Offering and the 1995 Offering.

                       UNAUDITED PRO FORMA BALANCE SHEET
                             (AMOUNTS IN THOUSANDS)

                                                                   MARCH 31, 1996
                                                      -----------------------------------------
                                                                      PRO FORMA
                                                                     ADJUSTMENTS
                                                                     -----------
                                                                        1996             AS
                                                      HISTORICAL     OFFERING(1)      ADJUSTED
                                                      ----------     -----------     ----------
ASSETS
Current Assets
  Cash and cash equivalents.........................  $   63,833      $              $   63,833
  Restricted cash...................................       6,102                          6,102
  Accounts receivable...............................     340,272                        340,272
  Merchandise inventories...........................     590,675                        590,675
  Prepaid expenses and other........................       3,714                          3,714
                                                      ----------       --------      ----------
          Total current assets......................   1,004,596                      1,004,596
Property and equipment, at cost.....................      85,985                         85,985
  Less accumulated depreciation.....................      35,432                         35,432
                                                      ----------       --------      ----------
                                                          50,553                         50,553
Other Assets........................................      27,983                         27,983
                                                      ----------       --------      ----------
                                                      $1,083,132      $              $1,083,132
                                                      ==========       ========      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable..................................  $  609,607      $              $  609,607
  Accrued expenses and other........................      25,368                         25,368
  Accrued income taxes..............................      17,357                         17,357
  Deferred income taxes.............................      32,809                         32,809
                                                      ----------       --------      ----------
          Total current liabilities.................     685,141                        685,141
Long-Term Debt
  Revolving credit facility.........................     215,000        (52,859)        162,141
  Receivables securitization financing..............     209,860                        209,860
  Senior debentures.................................      74,293                         74,293
  Other debt........................................       1,697                          1,697
                                                      ----------       --------      ----------
                                                         500,850        (52,859)        447,991
Other liabilities...................................       7,518                          7,518
Stockholders' equity
  Common stock......................................         255             15             270
  Capital in excess of par value....................     171,441         52,844         224,285
  Retained earnings (deficit).......................    (275,853)                      (275,853)
  Cost of common stock in treasury..................      (6,220)                        (6,220)
                                                      ----------       --------      ----------
                                                        (110,377)        52,859         (57,518)
                                                      ----------       --------      ----------
                                                      $1,083,132      $       0      $1,083,132
                                                      ==========       ========      ==========

- ---------------
(1) Assumes the Company would have used the net proceeds from the 1996 Offering of $52,859 to repay borrowings under the Credit Agreement.

         -------------------------------------------------------------
         -------------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGES IN THE AFFAIRS OF THE COMPANY OR ITS SUBSIDIARIES SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                              PAGE
                                              ----
Prospectus Summary..........................
Risk Factors................................
Use of Proceeds.............................
Price Range of Common Stock and Dividend
  Policy....................................
Capitalization..............................
Selected Consolidated Financial Data........
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................
Business....................................
Management..................................
Selling Stockholders........................
Shares Eligible for Future Sale.............
Underwriting................................
Legal Matters...............................
Experts.....................................
Available Information Incorporation of
  Certain Documents by Reference............
Index to Unaudited Pro Forma Financial
  Statements................................  P-1

         -------------------------------------------------------------
         -------------------------------------------------------------

         -------------------------------------------------------------
         -------------------------------------------------------------
                                4,800,000 SHARES

                                    [LOGO]

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

                          ---------------------------

                                    [LOGO]

                          ---------------------------

                              GOLDMAN, SACHS & CO.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                               SMITH BARNEY INC.

                            BEAR, STEARNS & CO. INC.

                           WHEAT FIRST BUTCHER SINGER
         -------------------------------------------------------------
         -------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth an estimate of the expenses that will be incurred in connection with the sale and distribution of the Common Stock being registered hereby.

    SEC registration fee......................................................  $70,666
    NASD filing fee...........................................................   21,200
    Blue Sky fees and expenses................................................   15,000
    Printing and engraving expenses...........................................   60,000
    Legal fees and expenses...................................................     *
    Accounting fees and expenses..............................................     *
    Transfer Agent and Registrar fees and expenses............................     *
    Miscellaneous.............................................................     *
                                                                                -------
              Total...........................................................     *
                                                                                =======

- ---------------
* To be supplied by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Certificate of Incorporation, as amended (the "Charter") provides that directors of the Company shall be entitled to all limitations on the liability of directors available under the Delaware General Corporation Law (the "DGCL"). Further, the Charter provides that a director shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) acts described under Section 174 of the DGCL relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL or (iv) for any transaction from which a director derived an improper personal benefit. In addition, Section 145 of the DGCL and Article IV of the Company's Bylaws under certain circumstances, provide for the indemnification of the Company's officers and directors against liabilities which they may incur in such capacities.

     In general, any officer or director of the Company shall be indemnified by the Company against expenses including attorneys' fees, judgments, fines and settlements actually and reasonably incurred by that person in connection with a legal proceeding as a result of such relationship, whether or not the indemnified liability arises from an action by or in the right of the Company, if the officer or director acted in good faith, and in the manner believed to be in or not opposed to the Company's best interest, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Such indemnity is limited to the extent that (i) such person is not otherwise indemnified and (ii) such indemnification is not prohibited by the DGCL or any other applicable law.

     Any indemnification under the previous paragraph (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon the determination that indemnification of the director or officer is proper in the circumstances because that person has met the applicable standard of conduct set forth above. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum of disinterested directors who are not parties to such action or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion. To the extent that a director or officer of the Company shall be successful in prosecuting an indemnity claim, the reasonable expenses of any such person and the fees and expenses of any special legal counsel engaged to determine the possibility of indemnification shall be borne by the Company.

     Expenses incurred by a director or officer of the Company in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company as authorized by the Bylaws.

     The indemnification and advancement of expenses provided by, or granted pursuant to Article IV of the Bylaws is not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled, both as to action in that person's official capacity and as to action in another capacity while holding such office.

     The Board of Directors has the power to authorize the Company to purchase and maintain insurance on behalf of the Company and others to the extent that power to do so has not been prohibited by the DGCL, create any fund to secure any of its indemnification obligations and give other indemnification to the extent permitted by law. The obligations of the Company to indemnify a director or officer under Article IV of the Bylaws is a contract between the Company and such director or officer, and no modification or repeal of the Bylaws shall detrimentally affect such officer or director with regard to that person's acts or omissions prior to such amendment or repeal.

     The Company has also purchased insurance for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors and officers of the Company.

     Reference is made to Section      of the form Underwriting Agreement filed
as Exhibit 1.1 hereto for additional indemnification provisions.

ITEM 16.  EXHIBITS.

*1.1   Form of Underwriting Agreement, dated May   , 1996, between AmeriSource Health
       Corporation (the "Company") and the Underwriters.
 4.1   Certificate of Incorporation of the Company, as amended (incorporated by reference to
       Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended September
       30, 1995).
 4.2   Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's
       Registration Statement on Form S-1, Amendment No. 1, Registration No. 33-44244).
 4.3   Form of the Company's Class A Common Stock, $0.01 par value per share (incorporated by reference to Exhibit 4.10 to the Company's Registration Statement on Form S-2,
       Amendment No. 2, Registration No. 33-57513).
 5.1   Opinion and Consent of Dechert Price & Rhoads.
23.1   Consent of Ernst & Young LLP, Independent Auditors.
23.2   Consent of Dechert Price & Rhoads (included in opinion filed as Exhibit 5.1 hereto).
24.1   Power of Attorney of the Board of Directors of the Company (included on signature page hereto).
27.1   Intentionally Omitted.

- ---------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on April 29, 1996.

                                          AMERISOURCE HEALTH CORPORATION

                                          By: /s/ Kurt J. Hilzinger

                                            ------------------------------------
                                            Kurt J. Hilzinger
                                            Vice President, Chief Financial
                                              Officer
                                            and Treasurer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John F. McNamara, Kurt J. Hilzinger and Teresa T. Ciccotelli, Esq., and each of them individually, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement to which this power of attorney is attached, and to file the same, with all exhibits thereto and other documents to be filed in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURES                                TITLE                       DATE
- ------------------------------------------  ----------------------------------   ---------------
           /s/ John F. McNamara             Chairman of the Board, President     April 29, 1996
- ------------------------------------------  and Chief Executive Officer
             John F. McNamara               (Principal Executive Officer)
          /s/ Kurt J. Hilzinger             Vice President, Chief Financial      April 29, 1996
- ------------------------------------------  Officer and Treasurer (Principal
            Kurt J. Hilzinger               Financial Officer and Principal
                                            Accounting Officer)
          /s/ Bruce C. Bruckmann            Director                             April 29, 1996
- ------------------------------------------
            Bruce C. Bruckmann
          /s/ Michael A. Delaney            Director                             April 29, 1996
- ------------------------------------------
            Michael A. Delaney
           /s/ Richard C. Gozon             Director                             April 29, 1996
- ------------------------------------------
             Richard C. Gozon

                SIGNATURES                                TITLE                       DATE
- ------------------------------------------  ----------------------------------   ---------------
         /s/ Lawrence C. Karlson            Director                             April 29, 1996
- ------------------------------------------
           Lawrence C. Karlson
           /s/ George H. Strong             Director                             April 29, 1996
- ------------------------------------------
             George H. Strong
            /s/ James A. Urry               Director                             April 29, 1996
- ------------------------------------------
              James A. Urry
          /s/ Barton J. Winokur             Director                             April 29, 1996
- ------------------------------------------
            Barton J. Winokur